U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1860 ‑ 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Quarterly Report for the Three and Nine Months Ended September 30, 2015

(November 15, 2015)

The following report and the discussion and analysis of our financial condition and results of operations for the three- and nine-month periods ended September 30, 2015 should be read in conjunction with our unaudited interim financial statements and notes for the three and nine months ended September 30, 2015, our 2014 annual audited financial statements and the notes thereto and our 2014 annual report on Form 20-F filed with the United States Securities and Exchange Commission, referred to as the "SEC", and Canadian securities regulators. Our financial statements for the three and nine months ended September 30, 2015 have been prepared in accordance with International Financial Reporting Standards, referred to as "IFRS", as issued by the International Accounting Standards Board, referred to as "IASB", and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

Unless otherwise stated, all references to dollar amounts herein are to United States dollars, all references to "C$" herein are to Canadian dollars and all references to "Euro" or "€" herein are to the European Union Euro. As used in this document, the terms "we", "us" and "our" mean MFC Industrial Ltd. and our subsidiaries, unless otherwise indicated. Due to rounding, numbers presented throughout this document may not add up precisely to totals we provide and percentages may not precisely reflect the absolute figures.

Disclaimer for Forward-Looking Information

Certain statements in this document are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding our planned acquisition of a Western European bank, future business prospects, estimated capital expenditures, the anticipated benefits of new projects, our plan to rationalize certain hydrocarbon properties and iron ore interests, our strategy to reduce inventories and trade receivables and any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates, our ability to identify, complete and finance additional acquisitions and sources of supply for our supply chain business operations, the plans and decisions of the operator of the Wabush mine, our ability to execute, and the timing and amounts received as a result of, our plan to rationalize certain hydrocarbon properties and iron ore interests, the satisfaction or waiver of conditions in respect of the bank acquisition, our ability to integrate and realize the benefits of such acquisition and our ability to manage our assets and operating costs, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in our 2014 annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties is set out in the "Risk Factors" section of this report and in our annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC and Canadian securities regulators.

Non-IFRS Financial Measures

This document includes "non-IFRS financial measures", that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measure "Operating EBITDA from continuing operations".

Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses Operating EBITDA from continuing operations as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in Operating EBITDA from continuing operations eliminates the non-cash impact.

Operating EBITDA from continuing operations is used by investors and analysts for the purpose of valuing an issuer. The intent of Operating EBITDA from continuing operations is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate Operating EBITDA from continuing operations differently. For a reconciliation of Operating EBITDA from continuing operations to net income from continuing operations please see "Results of Operations".

DEAR FELLOW SHAREHOLDERS AND BUSINESS PARTNERS

MFC Industrial Ltd. ("MFC" or "we") entered the supply chain business in 2010 and implemented a long-term growth strategy to achieve critical mass by expanding geographic reach and diversifying into new product lines. Through organic growth and complementary acquisitions, we entered new markets in North, Central and South America, Europe and Asia and increased our product offerings to include natural gas, minerals, metals, ferro-alloys, steel, wood products and others.

As a result of this strategy, we reported revenues of $1.4 billion in 2014, a four-year compound annual growth rate of almost 30%. But this revenue growth did not translate into increased profitability and, as a result, we did not generate an adequate return on our invested capital.

Declining global commodity markets, weak pricing and increased competition attributed to some of this poor performance, but we experienced some unsystematic challenges as well, such as the idling and subsequent closure of our royalty asset, which had been one of the foundations of our earnings for many years.

These results have been unacceptable, no matter the reasons. And it is now time for change.

A.	STRATEGIC FOCUS – TRADE AND STRUCTURED FINANCE AND BANKING.

In 1997, MFC, at the time named MFC Bancorp Ltd., acquired a Geneva, Switzerland-based fully licensed bank. After the acquisition of this bank, which was renamed MFC Merchant Bank SA, MFC operated under the rules and regulations of the Swiss Federal Banking Commission.

MFC provided merchant banking services for clients comprised of corporate finance and the implementation of finance solutions and also engaged in proprietary investing for its own account. As part of these finance solutions, MFC offered certain trade finance products and structures to meet its clients' requirements.

With the 2004 acquisition of KHD Humboldt Wedag AG ("KHD"), the industrial businesses of MFC grew to a size that dwarfed its banking activities and we decided to streamline our global operations. We therefore made the strategic decision to focus on the KHD business of design, engineering and construction of industrial plants worldwide. As there was no continuing benefit to the business of owning a bank, we voluntarily returned our banking license to the full satisfaction of the Swiss regulators.

Almost ten years later, we believe an in-house bank will enable us to expand the supply chain and structured finance solutions we currently offer to customers and suppliers with complementary product offerings, such as factoring, inventory financing, forfaiting, marketing and other types of risk management and financing solutions. Therefore, we are re-entering the regulated banking business with a focus on trade and structured finance. Our priority is to harvest our supply chain relationships and cross-sell a wide range of specialized financial services, which we expect will improve our margin profile and returns on invested capital.

Our corporate goal is to become a premier regulated trade finance institution, utilizing our supply chain platform as the foundation to offer banking, trade and structured finance and other complementary services.

To date, we have made some important progress by:

1.	Entering into an agreement to acquire a Western European bank.

In June 2015, we announced that we had entered into an agreement to acquire a Western European bank, subject to customary closing conditions, including the receipt of requisite national and European Central Bank regulatory approvals.

Upon the addition of a front-room regulated bank, we will be able to offer our customers and suppliers a wider range of financial solutions. The back office of the bank will be primarily outsourced.

We currently expect regulatory approvals before the end of 2015.

Letter to Shareholders
(i)

2.	Aligning our board of directors to our new strategic focus.

In October 2015, Friedrich Hondl joined our Board of Directors. Mr. Hondl is an experienced European banking executive and former member of the Supervisory Board of Oesterreichische Kontrollbank AG, the Austrian Export Credit Agency. From 2013 to 2015, Mr. Hondl was the head of Erste Group Bank AG's Large Corporates International Division and, from 2009 to 2012, he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG. He has also served as Chairman of the Supervisory Board of Intermarket Bank AG since 2014.

We are in the process of evaluating additional candidates with relevant experience to support our corporate vision.

3.	Hiring additional professionals for our structured finance and supply chain solutions business.

For more than ten years, our structured finance team, based in Vienna, Austria, has been an important driver of our business and profitability. The successful expansion of this department is the cornerstone for our strategic decision to focus on trade and structured finance and banking, leveraging our supply chain relationships with customers and suppliers.

We are continuing to seek and employ qualified professionals for our structured finance team to foster additional growth in this department. To date, we have hired additional team members and continue to evaluate several candidates who will help support our vision in multiple jurisdictions.

4.	Adjusting our assets and operations to reflect our future, not our past.

In the third quarter of 2015, we determined to pursue the sale of our resource assets, comprised of our hydrocarbon properties and iron ore interests. We do not consider such assets to be a strategic fit with our core long-term strategy. We have instituted an active program to identify potential buyers and we currently expect to rationalize the assets within 12 months. As a result, these assets have been recorded as held for sale as of September 30, 2015 and the operations and cash flows related to these assets are accounted for as discontinued operations for the three and nine months ended September 30, 2015.

Our strategic priorities have shifted and the method of our anticipated participation in these projects has changed, so now is the time for prudence as we focus on our future as a regulated institution with an emphasis on trade and structured finance and banking.

We measured the recoverable amounts of these assets in accordance with IFRS and recognized non-cash impairment losses on our hydrocarbon and iron ore interests, before income taxes, of $107.2 million and $183.4 million, respectively, for the three and nine months ended September 30, 2015.

The following table breaks out the carrying amounts of our discontinued operations, as of June 30, 2015 and September 30, 2015:

	Net Carrying Value
	June 30, 2015	September 30, 2015
Interest	(United States dollars in thousands)
Hydrocarbons	$182,002	$45,974
Iron ore	141,254	Nil
Total	$323,256	$45,974

Update on our Iron Ore Interests

We are the lessor under a mining sub-lease of the land upon which the Wabush Iron Ore Mine in Labrador, Canada, is located. The mine had operated since 1966.

Upon termination of the lease, we intend to re-take the mine and exercise our contractual rights. Our rights may be delayed due to the operator filing for relief for all of their Canadian mines under the Companies' Creditors Arrangement Act.

Iron ore prices have declined globally and the short-term outlook is not favorable. But, most importantly, we do not have any debt on this property. While we believe that the mine presents an interesting long-term opportunity, now is the time for conservatism and prudence while we focus on our other efforts. As such, we have initiated a rationalization process and, therefore, have reclassified the mine and our interest in another iron ore property as discontinued operations. We will be responsible stewards of our capital.

Letter to Shareholders
(ii)

Update on our Hydrocarbon Interests

We have participated in the energy sector through the development, production and processing of natural gas and natural gas liquids in Alberta, Canada.

In late March 2015, we announced a plan to rationalize our energy assets, return certain net proceeds to shareholders and redeploy certain net proceeds in our trade finance business. We initially stated that this plan would take 18 months, and now that six months have passed, we meet the requirements to classify these operations as discontinued operations.

Any potential future distributions related to the rationalization of our hydrocarbon assets will depend on the timing of, and amounts received in connection with, the rationalization of such assets and there can be no assurances as to the timing and amount of such distributions. Given the current state of the resource markets and long-term natural gas pricing, which are reflected in the impairment we recognized in the third quarter of 2015 on these assets, we do not currently anticipate a return of capital. However, this process is ongoing and we will continue to evaluate all options.

5.	Continuing the reduction of our trade receivables for capital reallocation.

Over the last six quarters, we have reduced our trade receivables by more than 40% through improved collections and better utilization of our non-recourse factoring lines. While we are encouraged by these results, we are not satisfied and have identified additional areas of improvement, which we will implement before the end of the year.

We plan to reduce our trade receivables below $100.0 million before the end of December 2015.

	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	(United States dollars in thousands)
Trade receivables	$207,607	$175,229	$161,674	$137,615	$130,975	$120,423	$100,000	(1)
______________
Note:
(1)	Target levels.

6.	Initiating a process to reduce our inventories for capital reallocation.

We have initiated a process to reduce our inventories, with a focus on exiting marginally profitable product lines, increasing the turnover of our existing inventory and consolidating inventory positions that are in multiple warehouses.

As a result of this process, we plan to reduce our inventory levels to below $175.0 million before the end of December 2015, with further improvements anticipated in the first quarter of 2016.

More than 60% of our inventories are contracted at fixed prices or hedged, while the remainder is comprised of the raw materials, work in progress and finished goods at our captive supply facilities and, to a much lesser extent, strategic inventories such as consignment positions and goods in transit.

	June 30, 2014		September 30, 2014		December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	(United States dollars in thousands)
Inventories – contracted at fixed prices or hedged	$	N/A	$	N/A	$109,824	$97,415	$115,506	$122,632
Inventories – other		N/A		N/A	102,753	96,790	78,497	84,103
Total inventories		$205,654		$185,863	$212,577	$194,205	$194,003	$206,735	$175,000	(1)
______________
Note:
(1)	Target levels.

Letter to Shareholders
(iii)

7.	Improving our reporting.

We have changed our segment reporting to more accurately reflect how we view our businesses. Previously, we presented our finance and supply chain business as two reportable segments, Global Supply Chain and Trade Finance and Services. However, as we have advanced our long-term strategy, the divide between these two segments has become less clear while the revenue and cost synergies have become more apparent. Therefore, as a result of the integrated nature of these operations, we have combined these two former segments into "Finance and Supply Chain".

Going forward, we will present two operating segments: (i) Finance and Supply Chain, which includes our marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business.

B.                  FIRST NINE MONTHS FINANCIAL RESULTS

The results of discontinued operations have been re-presented for prior periods. Please see Note 4 to our unaudited consolidated financial statements for the three and nine months ended September 30, 2015 for further information.

Our gross revenues from continuing operations for the first nine months of 2015 increased by 10.7% to $1,012.5 million from $914.4 million in the same period of 2014, primarily as a result of the consolidation of acquisitions in the second quarter of 2014, partially offset by the exiting of certain product lines and the negative impact of the higher United States dollar against the Euro.

Our costs of sales and services from continuing operations increased to $938.2 million during the nine months ended September 30, 2015 from $844.4 million for the same period of 2014 and gross margin from continuing operations declined to 7.3%, compared to 7.7% in the same period of 2014. This was a result of the consolidation of acquisitions in the second quarter of 2014 with margin profiles below our corporate average and was partially offset by the exiting of certain product lines and the favourable impact of the higher United States dollar against the Euro.

Selling, general and administrative expenses ("SG&A") from continuing operations decreased to $50.0 million for the nine months ended September 30, 2015 from $53.5 million for the same period in 2014, primarily due to the stronger United States dollar versus the Euro and the Canadian dollar and the benefits of certain restructuring efforts and an arbitration settlement, partially offset by investments into new markets, geographies and professional fees. The majority of our SG&A are incurred in Euros and Canadian dollars and a weakening of these currencies results in a decline when reported in United States dollars. As a percentage of gross revenues, SG&A expenses were 4.9% in the first nine months of 2015, compared to 5.9% in the same period of 2014.

For the first nine months of 2015, our Operating EBITDA from continuing operations was $27.7 million, compared to $16.1 million for the same period of 2014.

Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA from continuing operations is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA from continuing operations as a measure of the Company's operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.

The following table reconciles our net income from continuing operations to Operating EBITDA from continuing operations for each of the nine months ended September 30, 2015 and 2014:

Operating EBITDA from continuing operations	September 30, 2015	September 30, 2014
	(United States dollars in thousands)
Net income from continuing operations(1)	$10,155	$168
Income taxes	2,418	3,728
Finance costs	11,716	8,962
Depreciation, depletion and amortization(2)	3,378	3,239
Operating EBITDA from continuing operations	$27,667	$16,097
______________
Notes:
(1)	Includes net income attributable to non-controlling interests.
(2)	There were no impairments from continuing operations in the first nine months of 2015 and 2014.

Letter to Shareholders
(iv)

Our net income from continuing operations attributable to our shareholders increased in the first nine months of 2015 to $9.2 million from a net loss of $0.8 million in the same period of 2014. Our net loss from discontinued operations for the first nine months of 2015, which included a non-cash impairment, before income taxes, of $290.6 million, or $4.60 per share, was $289.3 million.

Results by Geography and Product

Our revenues from continuing operations, by product and geography, for each of the nine months ended September 30, 2015 and 2014 are broken out in the tables below:

Revenues by Product	September 30, 2015	September 30, 2014
Wood products	23%	30%
Steel products	18%	17%
Minerals, chemicals and alloys	42%	37%
Metals	14%	10%
Other	3%	6%

Gross Revenues by Geography	September 30, 2015	September 30, 2014
EU (excluding Germany)	35%	26%
Germany	30%	41%
Americas	19%	21%
Asia	11%	6%
Europe, Non-EU	4%	4%
Africa	1%	2%

Liquidity

Cash and cash equivalents were $298.6 million on September 30, 2015, compared to $297.3 million as of December 31, 2014.

On September 30, 2015, our trade receivables were $120.4 million, compared to $161.7 million as of December 31, 2014.

More than 60%, or $122.6 million, of our inventories are either contracted at fixed prices or hedged, while the remainder, being $84.1 million, is comprised of other inventories, which include the raw materials, work in progress and finished goods at our captive supply facilities and, to a much lesser extent, strategic inventories such as consignment positions and goods in transit.

As of September 30, 2015, all of our resource properties have been classified and reported on our balance sheet as assets held for sale and were $210.5 million on September 30, 2015, compared to $131.1 million on December 31, 2014. This increase was a result of additional assets being classified as held for sale, partially offset by the impact of the United States dollar against the Canadian dollar. Liabilities relating to assets held for sale (decommissioning obligations and certain debt obligations and liabilities) were $164.5 million on September 30, 2015, compared to $15.3 million as at December 31, 2014.

Our short-term bank borrowings increased to $206.6 million on September 30, 2015 from $161.3 million on December 31, 2014. Total long-term debt decreased to $202.6 million on September 30, 2015 from $313.1 million on December 31, 2014, primarily as a result of repayments, reclassification of certain debt obligations which are part of discontinued operations and the impact of the higher United States dollar against the Euro.

Letter to Shareholders
(v)

The following table highlights selected key numbers and ratios as of September 30, 2015 and December 31, 2014:

Financial Position	September 30, 2015	December 31, 2014
	(United States dollars in thousands, except per share amounts)
Cash and cash equivalents	$298,559	$297,294
Securities	90	250
Trade receivables	120,423	161,674
Inventories – contracted at fixed prices or hedged	122,632	109,824
Inventories – other(1)	84,103	102,753
Current assets	870,347	864,804
Current liabilities	486,020	379,944
Working capital	384,327	484,860
Current ratio(2)	1.79	2.28
Total assets	1,022,326	1,458,684
Total liabilities	669,882	787,248
Shareholders' equity	351,306	670,388
Equity per common share	5.56	10.63
______________
Notes:
(1)	Inventories – other include the raw materials, work in progress and finished goods at our captive supply facilities and, to a much lesser extent, strategic inventories such as consignment positions and goods in transit.
(2)	The current ratio is calculated as current assets divided by current liabilities.

Credit lines and facilities with banks

We maintain various kinds of credit lines and facilities with banks. Most of these facilities are short-term and are used for our day-to-day business and trade financing activities in our supply chain business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at September 30, 2015, we had credit facilities aggregating approximately $652.7 million (being approximately the same on a constant currency basis since December 31, 2014). These credit facilities are comprised of: (1) unsecured revolving credit facilities aggregating $341.3 million from banks; (2) revolving credit facilities aggregating $68.5 million from banks for structured solutions; (3) a non-recourse factoring arrangement with a bank for up to a credit limit of $184.7 million for our supply chain business; and (4) foreign exchange credit facilities of $58.2 million with banks. These facilities are either renewable on a yearly basis or usable until further notice.

In addition, we have margin lines with availability at multiple brokers, which in the past have enabled us to hedge over $100 million notional value of industrial products.

C.                 SHARE PRICE AND VISION

Share Price

On November 13, 2015, our shares closed at $2.59, down more than 60% since the beginning of the year. Not only have the industries in which we participate underperformed, but our shares have underperformed these industries.

While our focus is on long-term value creation, we are disappointed with this recent performance on both a comparative and absolute basis.

To put this in another perspective, at current prices, our shares trade at approximately 0.47x book value, which mainly consists of working capital. Excluding our assets held for sale, our shares trade at 0.54x book value.

Letter to Shareholders
(vi)

	As of September 30, 2015
	Shareholders' Equity	Equity per Share	Share Price (November 13, 2015)	Price / Equity
	(United States dollars in thousands, except per share amounts and ratios)
Cash and cash equivalents	$298,559	$4.72
Other working capital(1)	39,794	0.63
Long-term debt, less current portion	(169,161)	(2.68)
Other long-term assets	151,979	2.41
Other long-term liabilities(2) and non-controlling interests	(15,839)	(0.25)
	305,332	4.83	$2.59	0.54
Assets held for sale, net of liabilities(3)	45,974	0.73
Net book value	$351,306	$5.56	$2.59	0.47
______________
Notes:
(1)	Working capital, less cash and cash equivalents and assets held for sale (net of liabilities).
(2)	Total long-term liabilities, less long-term debt (less current portion).
(3)	Assets held for sale, less liabilities related to assets held for sale.

We believe that, as we move forward, our share price will converge with the intrinsic value of our company. Ultimately, we strive to remove the discount from the market value of our shares.

Vision

Going forward, our goal is to become a premier regulated trade finance institution. With the acquisition of a Western European bank, we will be able to offer our customers and suppliers a wider range of structured finance solutions, including factoring, inventory financing, forfaiting, marketing and other types of risk management and financing solutions.

There are significant opportunities to offer structured and trade finance and banking solutions in the markets we serve and many of our current customers and suppliers do not have adequate financing alternatives and could benefit from our services.

Our vertically integrated supply chain platform gives us insight into the financing requirements of our business partners and the ability to offer a full portfolio of trade and structured finance and banking products will us to capitalize on opportunities across the value chain.

Over the next twelve months, we anticipate that we will make both qualitative and quantitative progress towards our goals.

Ultimately, we strive to achieve at least a 15% return on equity.

Today, not tomorrow, is the time for significant change. We have the assets. We have the people. We have the resources.

We adhere to prudent and disciplined policies and practices to provide certainty for our banking partners, shareholders, customers and suppliers and we will continue to work diligently to execute our vision.

Respectfully submitted,

Gerardo Cortina
President and Chief Executive Officer

Letter to Shareholders
(vii)

Corporate information

BOARD OF DIRECTORS	OFFICES AND SUBSIDIARIES

	AUSTRIA	CHINA
Michael J. Smith	Millennium Tower	Beijing International Building
Director since 1987	21st Floor	Room 320
	Handelskai 94-96	21 Jianguomenwai Dajei
Indrajit Chatterjee*	1200 Vienna, Austria	Chaoyang District,
Director since 2005	Telephone: (43) 1 240250	100020 Beijing, P.R. China
	Email: office@mfc-commodities.com	Telephone: (86) 10 6532 5928
Silke S. Stenger*		Email: hlei@elsner.mfcchina.com
Director since 2013

Dr. Shuming Zhao*	MEXICO	ARGENTINA
Director since 2014	Bosques de Alisos No. 47B	Manuela Saenz 323, 6ᴼ - 615
	Officina A1 - 01	CABA (1107)
Gerardo Cortina	Bosques de las Lomas, Cuajimalpa	Buenos Aires, Argentina
Director since 2014	Mexico D.F. C.P. 05120, Mexico	Telephone: (54) 11 5238 7788
	Telephone: (52) 55 9177 7440	Email: info@accr.com
Friedrich Hondl	Email: jcortina@possehl.com.mx
Director since 2015
* Member of the Audit Committee		NORWAY
	CANADA	Vikelvfaret 4
AUDITORS	400 Burrard Street, Suite 1860	C7054 Alzingen
PricewaterhouseCoopers LLP	Vancouver, BC	Norway
Suite 700	Canada V6C 3A6	Telephone: (47) 73 87 7900
250 Howe Street	Telephone: (1) 604 683 8286	Email: info@fesil-sales.com
Vancouver, BC V6C 3S7 Canada	Email: rrandall@bmgmt.com
Telephone: (1) 604 806 7000
www.pwc.com/ca
	UNITED STATES	GERMANY
	393 Vanadium Road, Suite 201	Schifferstr. 200
STOCK LISTING	Pittsburgh, PA 15243 USA	47059 Duisburg, Germany
New York Stock Exchange	Telephone: (1) 412 279 9130	Telephone: (49) 203 30 00 70
11 Wall Street	Email: inquiry@specialtysuperalloys.com	Email: info@fesil-sales.de
New York, NY 10005 USA
Telephone: (1) 212 656 3000
Email: nyselistings@nyse.com	UNITED STATES	CORPORATE CONTACT
Trading Symbol: MIL	5005 Woodway Drive, Suite 250	Rene Randall
	Houston, TX 77056 USA	MFC industrial Ltd.
WEBSITE	Telephone: (1) 832 932 9472	400 Burrard Street, Suite 1860
www.mfcindustrial.com	Email: egasca@fj-elsner.com	Vancouver, BC Canada V6C 3A6
Telephone: (1) 604 683 8286
Email: rrandall@bmgmt.com

	CHINA	TRANSFER AGENT
	Room 2409, Shanghai Mart Tower	Computershare
	2299 Yan An Road West	480 Washington Blvd, 27th Floor
	Changning District	Jersey City, NJ 07310 USA
	Shanghai, P.R. China 200336	Telephone: (1) 888 478 2338
	Telephone: (86) 21 6115 6996	www.computershare.com
Email: office@mfcchina.com

Nature of Business

We are a finance and supply chain company, which facilitates the working capital and other requirements of our customers. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. We do business in multiple geographies and specialize in a wide range of industrial products such as metals, ceramics, minerals, electricity/power, various steel products and ferro-alloys, chemicals and wood products.

As a supplement to our internal growth initiatives, we seek out and evaluate strategic acquisition and financing candidates to further expand our finance and supply chain businesses.

Recent Developments

Focus on Trade Finance and Agreement to Acquire a Licenced Bank

In March 2015, we announced our strategy to leverage our trade finance and supply chain platform by offering additional and complementary trade and structured finance services and solutions, including regulated products, to our existing customer base.

As an integral part of our long-term strategy and focus on expanding our trade finance and solutions offerings, in the second quarter of 2015, we announced that we had entered into an agreement to acquire a licenced Western European bank. Through ownership of a licenced "in-house" bank, we will be able to supplement our core business with regulated banking services, including, among others, collateral-based lending to suppliers and customers, factoring, discounting and forfaiting of receivables and issuing guarantees. The back office of the bank will primarily be outsourced.

The purchase price under the transaction is subject to finalization on completion and will be based on, among other things, the bank's net realizable capital. The transaction is subject to customary conditions, including, among others, the receipt of requisite national and European Central Bank regulatory approvals. We continue to work towards completion of this transaction and currently expect the regulatory approval process to complete within 2015.

Rationalization of Non-Core Resource Assets / Discontinued Operations

In the first quarter of 2015, we announced that we determined to rationalize certain of our hydrocarbon assets. We initially intended that the net proceeds of such rationalization would be used to repay the bank debt incurred with the acquisition of these hydrocarbon assets and redeployed to our other businesses, with the balance distributed to our shareholders as a return of capital.

In the third quarter of 2015, we determined to pursue the sale of our resource assets, comprised of our hydrocarbon properties and iron ore interests. Our strategic priorities have shifted and the method of our anticipated participation in these projects has changed. We believe that now is the time for prudence as we focus on our future goals and the long-term strategy for our core business. Therefore, we have instituted a program to identify potential buyers and rationalize these assets, which we expect will occur within 12 months. As a result, we have classified these assets as assets held for sale as of September 30, 2015 and the operations and cash flows related to these assets are accounted for as discontinued operations for the three and nine months ended September 30, 2015. Please see "Discussion of Operations – Discontinued Operations" for further information.

Prior to recording such assets as held for sale, their recoverable amounts were measured in accordance with IFRS. In connection therewith, we recognized non-cash impairment losses of $107.2 million and $183.4 million, respectively, on our hydrocarbon properties and iron ore interests for the three and nine months ended September 30, 2015. Please see Note 4 to our unaudited consolidated financial statements for the three and nine months ended September 30, 2015 for further information.

Any potential future distributions related to the rationalization of our hydrocarbon assets will depend on the timing of, and amounts received in connection with, the rationalization of such assets and there can be no assurances as to the timing and amount of such distributions. Given the current state of the resource markets and long-term natural gas pricing, which are reflected in the impairment we recognized in the third quarter of 2015 on these assets, we do not currently anticipate a return of capital. However, this process is ongoing and we will continue to evaluate all options.

Business Segments

Our business is currently divided into two operating segments: (i) Finance and Supply Chain, which includes our marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business interests.

Previously, we presented our finance and supply chain business as two reportable segments, Global Supply Chain and Trade Finance and Services. However, as we have advanced our long-term strategy, the divide between these two segments has become less clear while the revenue and cost synergies have become more apparent. Therefore, as a result of the integrated nature of these operations, we have combined these two former segments into "Finance and Supply Chain".

Finance and Supply Chain

Our finance and supply chain segment includes our trade and structured finance operations, proprietary investing and integrated supply chain business.

We provide supply chain services, logistics and other trade and structured finance services to producers and consumers of our products. These activities provide cost effective and efficient transportation, as well as payment terms accommodating working capital requirements for our customers and partners. Our operations often utilize strategies and structures to facilitate the working capital needs of our clients. We currently engage in purchases and sales with producers who are unable to effectively realize sales due to their specific circumstances. We supply various products in global markets, including metals, ceramics, minerals, electricity/power, various steel products and ferro-alloys, chemicals and wood products. These are sourced from our directly or indirectly held supply interests or are secured by us from third parties in Asia, Africa, Europe, North America, South America and the Middle East.

Often, producers and end consumers work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such operations, we try to capture various product, financing and currency spreads. Through our operational history, we have been able to develop long-standing relationships with producers, end customers and financiers and integrate them into our activities, allowing us to leverage our marketing and financial experience and relationships to provide marketing services and trade and structured finance services to our customers.

Our finance and supply chain business employs personnel worldwide and our main marketing office is located in Vienna, Austria. We also maintain offices in Canada, the United States, Mexico, Argentina, China, Serbia, Norway, Germany and Spain. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and other business activities in this segment are supported by a network of agents and relationships, which provides us with worldwide sourcing and distribution capabilities.

We utilize our established relationships with international financial institutions, insurers and factoring companies to provide flexible, customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arranges support for hedging and marketing of materials, financing and risk management solutions.

Going forward, our goal is to become a premiere trade finance institution. Integral to this strategy, we are currently seeking to expand our finance and supply chain business through the acquisition of a licenced Western European bank. Please see "Recent Developments" for additional information. Upon completion of this acquisition, we expect to significantly expand our existing business through by offering additional financial products including, among others, collateral-based lending to suppliers and customers, factoring, discounting and forfaiting of receivables and issuing guarantees.

From time to time, we realize gains on our proprietary investments, upon their sale, the execution of an equity or debt restructuring or the completion of other forms of divestment.

Our activities include making proprietary investments through using our own capital and expertise to capture investment opportunities. We seek to participate in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. These activities take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in the existing indebtedness (secured and unsecured) of businesses or in new equity or debt issues. Such activities are generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary supply chain and corporate finance capabilities can add or unlock value.

We consider opportunities where:

•	our existing participation in marketing and production provides expert insight;

•	we can obtain a satisfactory return of future capital investment; and

•	there are synergistic benefits with our existing business. Our philosophy is to utilize our financial strength to realize the commercial potential of assets in markets where we have a comprehensive understanding of the drivers of value.

Proprietary investments are generated and made as part of our overall finance and supply chain activities and are realized upon over time, sometimes taking more than one year. In addition, as part of our overall strategy, we often seek to acquire interests or establish relationships with producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, producers, or through contractual arrangements with them.

In the third quarter of 2015, we commissioned a 16.5 MW natural gas power plant in Alberta, Canada. The plant supplies the electricity needs of a gas processing plant, with excess power sold into the grid based on Alberta Electricity System Operator's rates. This power plant is included in our continuing operations.

All Other

Our all other segment includes our corporate and other operating segments and interests.

Discussion of Operations

The following discussion and analysis of our financial condition and results of operations for the three and nine months ended September 30, 2015 and 2014 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes. The results of discontinued operations are included in our consolidated statements of operations and cash flows for the three and nine months ended September 30, 2015, which have been re-presented for prior periods. Please see "Discontinued Operations" and Note 4 to our unaudited consolidated financial statements for the three and nine months ended September 30, 2015 for further information.

General

We are a vertically integrated finance and supply chain company which facilitates the working capital and other requirements of our customers. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. We do business in multiple geographies and specialize in a wide range of industrial products such as metals, ceramics, minerals, electricity/power, various steel products and ferro-alloys, chemicals and wood products.

We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing activities are generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, asset prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in trade finance such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms, insurance companies and other companies engaged in supply chain activities in Europe, Asia and globally.

Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

We view our net book value per share as a key indicator of our overall financial performance. In connection with the classification of our resource properties as assets held for sale, we recognized aggregate non-cash impairment charges of $290.6 million (before income taxes). As a result, our net book value declined by $319.1 million as at September 30, 2015, compared to December 31, 2014, as set forth below:

	September 30,	December 31,
	2015	2014
	(United States dollars in thousands, except per share amounts)
Net book value	$351,306	$670,388
Net book value per share	5.56	10.63

Discontinued Operations

As at September 30, 2015, our discontinued operations include the following interests, which are classified as assets held for sale:

Iron Ore Interests. We are the lessor under a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. The mine is owned by Cliffs Natural Resources Inc., referred to as "Cliffs", which, in late 2014, announced its closure and, in the first quarter of 2015, commenced proceedings under the Companies' Creditors Arrangement Act (Canada), referred to as "CCAA", with respect to all of its Canadian operations. In the second quarter of 2015, Cliffs' subsidiaries that operate the mine became parties to the CCAA proceedings, which continued through the third quarter of 2015. Our iron ore interests, including our 50% interest in the Pea Ridge Iron Ore Mine located near Sullivan, Missouri, U.S.A., are discontinued operations.

Hydrocarbon Properties. Our natural gas interests included in discontinued operations are primarily located in the central fairway of the Western Canada Sedimentary Basin, primarily situated in the Province of Alberta. These assets include pipeline, compression and processing infrastructure.

In the third quarter of 2015, we determined to pursue the sale of our resource assets, comprised of our hydrocarbon properties and iron ore interests. We have initiated a program to identify potential purchasers and sell these assets. Accordingly, our hydrocarbon properties and iron ore interests are classified as assets held for sale as of September 30, 2015. The operations and cash flows related to these assets are accounted for as discontinued operations for the three and nine months ended September 30, 2015. Prior to the initial classification of the disposal groups as held for sale, we also disposed of certain interests in resource and hydrocarbon properties, resulting in the derecognition of the associated decommissioning obligations and recognition of a gain of $7.0 million during the nine months ended September 30, 2015. Please see Note 4 to our unaudited consolidated financial statements for the nine months ended September 30, 2015 for further information.

In connection with the initial classification of our hydrocarbon properties and iron ore interests as held for sale, the recoverable amounts of such assets were measured in accordance with IFRS. As a result, we recognized non-cash impairment losses (before income taxes) of $290.6 million, comprised of non-cash impairment losses of $107.2 million (before a reduction of deferred tax assets of $38.0 million) on our hydrocarbon properties and $183.4 million (before an income tax recovery of $40.2 million) on our iron ore interests. Please see Note 4 to our unaudited consolidated financial statements for the three and nine months ended September 30, 2015 for further information.

Business Environment

Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally.

A favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets or a combination of these or other factors.

Ongoing economic conditions and uncertainties, including slower economic growth in China and continuing economic uncertainty in Europe, continued to impact markets and cause significant volatility in commodity prices in the first nine months of 2015. The spot prices and long-term price curves of many markets we service, including but not limited to ferro-alloys, steel, iron ore and natural gas, declined in the current period of 2015 as most remained in surplus.

We operate internationally and therefore our financial performance and position are impacted by changes in the United States dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro and the Canadian dollar. Changes in currency rates affect our financial performance and position because our European and Canadian subsidiaries' assets, liabilities, revenues and operating costs are denominated in the Euro and the Canadian dollar, respectively. Accordingly, a weakening of the United States dollar against the Euro and Canadian dollar would have the effect of increasing the value of such assets, liabilities, revenues and operating costs when translated into United States dollars, our reporting currency. Conversely, a strengthening of the United States dollar against these currencies would have the effect of decreasing such values.

As at September 30, 2015, the United Sates dollar had strengthened by 8.4% and 15.5% against the Euro and Canadian dollar from the end of 2014. Such strengthening negatively impacted our asset values (net of liabilities) as at September 30, 2015. As a result, we recognized a net $37.9 million currency translation adjustment loss under other comprehensive loss within equity in the nine months ended September 30, 2015, compared to $8.3 million in the comparative period of 2014.

Results of Operations

Comparative financial information for prior periods has been re-presented in accordance with IFRS-5 – Non-Current Assets Held for Sale and Discontinued Operations.

Summary of Quarterly Results

The following tables provide selected unaudited financial information for the most recent eight quarters:

	September 30, 2015		June 30, 2015	March 31, 2015	December 31, 2014
	(United States dollars in thousands, except per share amounts)
Gross revenues	$338,801		$362,329	$311,362	$364,609
Net income from continuing operations(1)	139		4,730	4,350	2,870
Earnings from continuing operations, per share
Basic	‑		0.07	0.07	0.05
Diluted	‑		0.07	0.07	0.05
Net (loss) income(1)	(293,360	)(2)	6,950	6,314	(18,460	)(3)
(Loss) earnings, per share
Basic	(4.65	)(2)	0.11	0.10	(0.29)
Diluted	(4.64	)(2)	0.11	0.10	(0.29)
______________
Notes:
(1)	Attributable to our shareholders.
(2)	Includes non-cash impairments of $107.2 million, before a reduction of deferred tax assets of $38.0 million, and $183.4 million, before an income tax recovery of $40.2 million, respectively, recognized on our hydrocarbon properties and iron ore interests.
(3)	Includes a non-cash impairment of interests in resource properties of $28.6 million before an income tax recovery of $7.2 million.

	September 30, 2014	June 30, 2014(1)	March 31, 2014	December 31, 2013
	(United States dollars in thousands, except per share amounts)
Gross revenues	$357,284	$363,405	$193,690	$188,706
Net (loss) income from continuing operations(2)	(4,475)	3,009	670	(5,915)
(Loss) earnings from continuing operations, per share
Basic	(0.07)	0.05	0.01	(0.09)
Diluted	(0.07)	0.05	0.01	(0.09)
Net income (loss)(2)	6,419	7,078	5,801	(12,562	)(3)
Earnings (loss), per share
Basic	0.10	0.11	0.09	(0.20)
Diluted	0.10	0.11	0.09	(0.20)
______________
Notes:
(1)	We commenced consolidation of the operations of two acquired supply chain companies from March 31 and April 1, 2014, respectively.
(2)	Attributable to our shareholders.
(3)	Includes a non-cash impairment of interests in resource properties of $6.1 million before an income tax recovery of $1.6 million.

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Three Months Ended September 30,
	2015		2014
	(United States dollars in thousands, except per share amounts)
Gross revenues	$338,801		$357,284
Costs and expenses	339,960		357,691
Costs of sales and services	318,335		337,903
Selling, general and administrative expenses	17,477		16,568
Finance costs	4,148		3,220
Income (loss) from continuing operations	580		(4,115)
Net income (loss) from continuing operations(1)	139		(4,475)
Net (loss) income from discontinued operations(1)	(293,499	)(2)	10,894
Net (loss) income(1)	(293,360	)(2)	6,419
Earnings (loss) from continuing operations, per share
Basic	‑		(0.07)
Diluted	‑		(0.07)
(Loss) earnings from discontinued operations, per share
Basic	(4.65	)(2)	0.17
Diluted	(4.64	)(2)	0.17
(Loss) earnings, per share
Basic	(4.65)		0.10
Diluted	(4.64)		0.10
______________
Notes:
(1)	Attributable to our shareholders.
(2)	Includes non-cash impairments of $107.2 million, before a reduction of deferred tax assets of $38.0 million, and $183.4 million, before an income tax recovery of $40.2 million, respectively, recognized on our hydrocarbon properties and iron ore interests.

The following is a breakdown of our gross revenues for continuing operations by segment for each of the periods indicated:

	Three Months Ended September 30,
	2015	2014
	(United States dollars in thousands)
Gross Revenues:
Finance and supply chain	$330,432	$349,387
All other	8,369	7,897
	$338,801	$357,284

The following charts illustrate our revenues by product and geographic distribution in the three months ended September 30, 2015:

Revenues by Product	Revenues by Region

Based upon the average exchange rates for the three months ended September 30, 2015, the United States dollar increased by approximately 19.0% and 19.1% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates for the same period in 2014. As at September 30, 2015, the United States dollar had increased by approximately 8.4% against the Euro and 15.5% against the Canadian dollar since December 31, 2014.

Revenues for the third quarter of 2015 decreased to $338.8 million from $357.3 million in the same quarter of 2014. The decrease in revenues was primarily as a result of the exiting of certain product lines and the negative impact of the higher United States dollar against the Euro. As a substantial portion of our revenues are generated in Euros, the weakening of the Euro against the United States dollar negatively impacted our revenues in the third quarter of 2015 when such Euro-denominated revenues were translated to United States dollars.

Revenues for our finance and supply chain segment were $330.4 million for the third quarter of 2015, compared to $349.4 million in the same quarter in 2014, primarily as a result of the exiting of certain product lines and the negative impact of the higher United States dollar against the Euro.

Revenues for our all other segment were $8.4 million in the third quarter of 2015, compared to $7.9 million in the same quarter of 2014.

Costs of sales and services decreased to $318.3 million during the third quarter of 2015 from $337.9 million in the same quarter in 2014, primarily as a result of the exiting of certain product lines and the weakening of the Euro against the United States dollar. The following is a breakdown of our costs of sales for each of the periods indicated:

	Three Months Ended
	September 30,
	2015	2014
	(United States dollars in thousands)
Supply chain products and services	$315,366	$332,533
Loss on trading securities	63	-
Credit losses on loans and receivables	22	3,014
Gain on derivative instruments, net	(1,840)	(2,522)
Market value decrease on commodity inventories	2,569	1,251
Other	2,155	3,627
Total cost of sales and services	$318,335	$337,903

Selling, general and administrative expenses increased to $17.5 million in the third quarter of 2015 from $16.6 million in the same quarter of 2014, primarily due to an arbitration settlement of $3.0 million with the vendor of a recently acquired subsidiary (the arbitration settlement was offset by a reduction of $2.1 million of liabilities within our cost of sales and services and, accordingly, the net result was not material) and an increase in professional fees relating to restructuring activities, partially offset by the weakening of the Canadian dollar and Euro against the United States dollar.

In the third quarter of 2015, finance costs increased to $4.1 million from $3.2 million in the same quarter of 2014 as a result of higher factoring charges, partially offset by the weakening of the Euro against the United States dollar.

In the third quarter of 2015, we recognized a net foreign currency transaction gain of $1.3 million, compared to a loss of $1.5 million in the same quarter of 2014, in the consolidated statement of operations. The foreign currency transaction gain and loss represent exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax recovery of $0.5 million in the third quarter of 2015, compared to an income tax expense of $2.3 million in the same quarter of 2014. Our statutory tax rate was 26.0% in each of the third quarters of 2015 and 2014. The income tax paid in cash during the third quarter of 2015 was $0.7 million, compared to $0.3 million in the same quarter of 2014.

For the third quarter of 2015, our net income attributable to shareholders from continuing operations was $0.1 million, or $nil per share on a basic and diluted basis, compared to a net loss attributable to shareholders from continuing operations of $4.5 million, or $0.07 per share on a basic and diluted basis, in the same quarter of 2014.

Our revenues from discontinued operations were $11.8 million during the third quarter of 2015, compared to $34.5 million for the same period of 2014. The decrease is primarily the result of a decrease in natural gas prices and volumes compared to the comparative period, the negative impact of the higher United States dollar against the Canadian dollar and lower royalty revenues.

For the third quarter of 2015, our loss from discontinued operations was $293.5 million, or $4.65 per share on a basic, and $4.64 per share on a diluted, basis, which includes non-cash impairments of $107.2 million, or $1.70 per share, and $183.4 million, or $2.90 per share on a basic and diluted basis, before income taxes, respectively, on our hydrocarbon properties and iron ore interests, compared to net income of $10.9 million, or $0.17 per share, for the same period of 2014. Please see Note 4 to our unaudited consolidated financial statements for the nine months ended September 30, 2015 for further information.

For the third quarter of 2015, our net loss attributable to shareholders was $293.4 million, or $4.65 per share on a basic, and $4.64 per share on a diluted, basis, which includes non-cash impairments of $107.2 million, or $1.70 per share, and $183.4 million, or $2.90 per share on a basic and diluted basis, before income taxes, respectively, on our hydrocarbon properties and iron ore interests, compared to net income of $6.4 million, or $0.10 per share on a basic and diluted basis, for the same period of 2014.

For the third quarter of 2015, our Operating EBITDA from continuing operations increased by 101.6% to $5.5 million from $2.7 million for the same quarter of 2014.

The following is a reconciliation of our net income to Operating EBITDA from continuing operations.

	Three Months Ended September 30,
	2015	2014
Operating EBITDA from continuing operations	(United States dollars in thousands)
Net income (loss) from continuing operations(1)	$580	$(4,115)
Income tax (recovery) expense	(476)	2,259
Finance costs	4,148	3,220
Amortization, depreciation and depletion	1,223	1,352
Operating EBITDA from continuing operations(2)	$5,475	$2,716
______________
Notes:
(1)	Includes net income attributable to non-controlling interests.
(2)	There were no impairments for continuing operations in the three months ended September 30, 2015 and 2014.

Please see "Non-IFRS Financial Measures" for additional information.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Nine Months Ended September 30,
	2015		2014
	(United States dollars in thousands, except per share amounts)
Gross revenues	$1,012,492		$914,379
Costs and expenses	999,866		907,211
Costs of sales and services	938,171		844,385
Selling, general and administrative expenses	49,979		53,481
Share-based compensation in selling, general and administrative	‑		383
Finance costs	11,716		8,962
Income from continuing operations	10,155		168
Net income (loss) from continuing operations(1)	9,219		(796)
Net (loss) income from discontinued operations(1)	(289,315	)(2)	20,094
Net (loss) income(2)	(280,096	)(2)	19,298
Basic and diluted earnings (loss) from continuing operations, per share	0.15		(0.01)
Basic and diluted (loss) earnings from discontinued operations, per share	(4.58	)(2)	0.32
Basic and diluted (loss) earnings, per share	(4.43)		0.31
______________
Notes:
(1)	Attributable to our shareholders.
(2)	Includes non-cash impairments of $107.2 million, before a reduction of deferred tax assets of $38.0 million, and $183.4 million, before an income tax recovery of $40.2 million, respectively, recognized on our hydrocarbon properties and iron ore interests.

The following is a breakdown of our gross revenues by segment for each of the periods indicated:

	Nine Months Ended September 30,
	2015	2014
	(United States dollars in thousands)
Gross Revenues:
Finance and supply chain	$990,562	$892,690
All other	21,930	21,689
	$1,012,492	$914,379

The following charts illustrate our revenues by product and geographic distribution in the nine months ended September 30, 2015:

Revenues by Product	Revenues by Region

Based upon the average exchange rates for the nine months ended September 30, 2015, the United States dollar increased by approximately 21.6% and 15.1% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates for the same period in 2014. As at September 30, 2015, the United States dollar had increased by approximately 8.4% against the Euro and 15.5% against the Canadian dollar since December 31, 2014.

Revenues for the first nine months of 2015 increased to $1,012.5 million from $914.4 million in the same period of 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014, partially offset by the exiting of certain product lines and the negative impact of the higher United States dollar against the Euro. As a substantial portion of our revenues are generated in Euros, the weakening of the Euro against the United States dollar negatively impacted our revenues in the first nine months of 2015 when such Euro-denominated revenues were translated to United States dollars.

Revenues for our finance and supply chain business were $990.6 million for the nine months ended September 30, 2015, compared to $892.7 million in the same period in 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014, partially offset by the exiting of certain product lines and the negative impact of the higher United States dollar against the Euro.

Revenues for our all other segment were $21.9 million for the nine months September 30, 2015, compared to $21.7 million in the same period of 2014.

Costs of sales and services increased to $938.2 million during the nine months ended September 30, 2015 from $844.4 million for the same period in 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014, partially offset by the exiting of certain product lines and the favourable impact of the higher United States dollar against the Euro. The following is a breakdown of our costs of sales for each of the periods indicated:

	Nine Months Ended
	September 30,
	2015	2014
	(United States dollars in thousands)
Supply chain products and services	$930,584	$833,998
Loss on trading securities	108	‑
Credit losses on loans and receivables	137	2,973
Gain on derivative instruments, net	(542)	(3,649)
Market value decrease on commodity inventories	871	2,334
Other	7,013	8,729
Total cost of sales and services	$938,171	$844,385

The gain on derivative instruments of $0.5 million in the nine months ended September 30, 2015 stemmed from commodity and currency derivatives.

Selling, general and administrative expenses decreased to $50.0 million in the nine months ended September 30, 2015 from $53.5 million in the same period of 2014, primarily due to the weakening of the Canadian dollar and Euro against the United States dollar in 2015, partially offset by an arbitration settlement of $3.0 million with the vendor of a recently acquired subsidiary (the arbitration settlement was offset by a reduction of $2.1 million of liabilities within our cost of sales and services and, accordingly, the net result was not material), an increase in professional fees relating to restructuring activities, the payment of certain restructuring and severance expenses in 2014 and the consolidation of our acquisitions in the second quarter of 2014. The results of such acquisitions were not included in our financial statements for the first quarter of 2014, but were included in the second quarter of 2014 and the first nine months of 2015.

In the nine months ended September 30, 2015, finance costs increased to $11.7 million from $9.0 million in the same period of 2014, primarily as a result of higher factoring charges.

In the nine months ended September 30, 2015, we recognized a net foreign currency transaction loss of $53,000, compared to $3.1 million in the same period of 2014, in the consolidated statement of operations. The foreign currency transaction gain and loss represent exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax expense of $2.4 million in the first nine months of 2015, compared to $3.7 million in the same period of 2014. Our statutory tax rate was 26.0% in each of the nine months ended September 30, 2015 and 2014. The income tax paid in cash during the period ended September 30, 2015 was $3.1 million, compared to $2.1 million in the same period of 2014.

In the nine months ended September 30, 2015, our net income attributable to shareholders from continuing operations was $9.2 million, or $0.15 per share on a basic and diluted basis, compared to a loss attributable to shareholders from continuing operations of $0.8 million, or $0.01 per share on a basic and diluted basis, in the same period of 2014.

Our revenues from discontinued operations were $47.7 million during the third quarter of 2015, compared to $106.1 million for the same period of 2014. The decrease was primarily the result of a decrease in natural gas prices and volumes compared to the comparative period, the negative impact of the higher United States dollar against the Canadian dollar and lower royalty revenues.

For the nine months ended September 30, 2015, our loss from discontinued operations was $289.3 million, or $4.58 per share on a basic and diluted basis, which includes non-cash impairments of $107.2 million, or $1.70 per share, and $183.4 million, or $2.90 per share on a basic and diluted basis, before income taxes, respectively, on our hydrocarbon properties and iron ore interests, compared to net income of $20.1 million, or $0.32 per share, for the same period of 2014. Please see Note 4 to our unaudited consolidated financial statements for the nine months ended September 30, 2015 for further information.

For the nine months ended September 30, 2015, our net loss attributable to shareholders was $280.1 million, or $4.43 per share on a basic and diluted basis, which includes non-cash impairments of $107.2 million, or $1.70 per share, and $183.4 million, or $2.90 per share on a basic and diluted basis, before income taxes, respectively, on our hydrocarbon properties and iron ore interests, compared to net income attributable to shareholders of $19.3 million, or $0.31 per share on a basic and diluted basis, for the same period of 2014.

For the nine months ended September 30, 2015, our Operating EBITDA from continuing operations increased by 71.9% to $27.7 million from $16.1 million for the same period of 2014.

The following is a reconciliation of our net income to Operating EBITDA from continuing operations.

	Nine Months Ended September 30,
	2015	2014
Operating EBITDA from continuing operations	(United States dollars in thousands)
Net income from continuing operations(1)	$10,155	$168
Income tax expense	2,418	3,728
Finance costs	11,716	8,962
Amortization, depreciation and depletion	3,378	3,239
Operating EBITDA from continuing operations(2)	$27,667	$16,097
______________
Notes:
(1)	Includes net income attributable to non-controlling interests.
(2)	There were no impairments for continuing operations in the first nine months of 2015 and 2014.

Please see "Non-IFRS Financial Measures" for additional information.

Liquidity and Capital Resources

General

Liquidity is of importance to our business, as insufficient liquidity often results in underperformance.

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders;

•	to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk; and

•	to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk.

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders' equity. Net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity. The computations are based on continuing operations.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	September 30,	December 31,
	2015	2014
	(United States dollars in thousands, except ratio amounts)
Total long-term debt	$202,629	$313,124
Less: cash and cash equivalents	(298,559)	(297,294)
(Net cash and cash equivalents) net debt	(95,930)	15,830
Shareholders' equity	351,306	670,388
Net debt-to-equity ratio	N/A	0.02

There were no amounts in accumulated other comprehensive loss relating to cash flow hedges, nor were there any subordinated debt instruments as at September 30, 2015 and December 31, 2014. The net debt-to-equity ratio as at September 30, 2015 was not applicable as we had a net cash and cash equivalents balance. As at December 31, 2014, the net debt-to-equity ratio was 0.02.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	September 30,	December 31,
	2015	2014
	(United States dollars in thousands, except ratio amounts)
Long-term debt, less current portion	$169,161	$256,148
Shareholders' equity	351,306	670,388
Long-term debt-to-equity ratio	0.48	0.38

During the nine months ended September 30, 2015, our strategy, which remained unchanged from the prior period, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at low levels. Our long-term debt-to-equity ratio was 0.48 and 0.38, respectively, as at September 30, 2015 and December 31, 2014.

Cash Flows

Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long-term debt earlier in this section.

The finance and supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing our working capital, proprietary investments and general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of our finance and supply chain operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and credit facility amounts and we believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements as well as unexpected cash demands.

Cash Flows from Continuing Operating Activities

Operating activities provided cash of $50.2 million in the nine months ended September 30, 2015, compared to using cash of $55.7 million in the same period of 2014. An increase in short-term bank borrowings provided cash of $55.2 million in the nine months ended September 30, 2015, compared to a decrease in short-term bank borrowings using cash of $50.8 million in the same period of 2014. A decrease in account payables and accrued expenses used cash of $36.3 million in the nine months ended September 30, 2015, compared to $39.2 million in the same period of 2014. A decrease in receivables provided cash of $36.4 million in the nine months ended September 30, 2015, compared to $5.6 million in the same period of 2014. An increase in inventories used cash of $11.5 million in the nine months ended September 30, 2015, compared to a decrease in inventories providing cash of $6.5 million in the same period of 2014. A decrease in deposits, prepaid and other provided cash of $4.4 million in the nine months ended September 30, 2015, compared to $7.4 million in the same period of 2014. An increase in restricted cash used cash of $1.3 million in the nine months ended September 30, 2015, compared to a decrease in restricted cash providing $6.0 million in the same period of 2014.

Cash Flows from Continuing Investing Activities

Investing activities provided cash of $0.4 million in the nine months ended September 30, 2015, compared to using cash of $70.2 million, primarily in connection with our acquisitions in the same period of 2014. Net distributions from joint ventures provided cash of $6.0 million in the nine months ended September 30, 2015, compared to $3.5 million in the same period of 2014. Purchases of property, plant and equipment, net of sales, used cash of $5.6 million in the nine months ended September 30, 2015, compared to $11.8 million in the same period of 2014.

Cash Flows from Continuing Financing Activities

Net cash used by financing activities was $23.8 million in the nine months ended September 30, 2015, compared to $30.4 million in the same period of 2014. Dividends paid to shareholders used cash of $3.8 million in the nine months ended September 30, 2015, compared to $7.5 million in the nine months ended September 30, 2014. A net decrease in debt used cash of $19.0 million in the nine months ended September 30, 2015, compared to a net increase in debt providing cash of $44,000 in the same period of 2014. On December 31, 2013, a customer paid $22.2 million to one of the Company's subsidiaries. However, the underlying invoice was subject to factoring arrangements and the amount was subsequently repaid in January 2014. As a result, $22.2 million was recognized as a repayment to a customer in the nine months ended September 30, 2014. No income or loss was recognized in connection with such transactions.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	September 30,	December 31,
	2015(1)	2014
	(United States dollars in thousands)
Cash and cash equivalents	$298,559	$297,294
Short-term cash deposits	143	159
Short-term securities	90	250
Securities ‑ derivatives	5,019	5,408
Restricted cash	1,861	555
Trade receivables	120,423	161,674
Tax receivables	10,689	13,222
Other receivables	11,386	22,762
Inventories ‑ contracted at fixed prices or hedged	122,632	109,824
Inventories ‑ other	84,103	102,753
Real estate held for sale	839	12,043
Deposits, prepaid and other	4,152	7,745
Assets held for sale	210,451	131,115
Total assets	1,022,326	1,458,684
Working capital	384,327	484,860

Short-term bank borrowings	206,590	161,340
Debt, current portion	33,468	56,976
Accounts payable and accrued expenses	76,247	136,493
Dividends payable	‑	3,786
Income tax liabilities	2,291	4,274
Financial liabilities - derivatives	2,947	1,729
Liabilities relating to assets held for sale	164,477	15,346
Debt, less current portion	169,161	256,148
Deferred income tax liabilities	9,831	10,216
Decommissioning obligations	‑	129,557
Shareholders' equity	351,306	670,388
______________
Note:
(1)	From continuing operations, other than assets held for sale and liabilities relating to assets held for sale.

We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g., by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

As at September 30, 2015, the United States dollar had strengthened by 8.4% and 15.5% against the Euro and Canadian dollar, respectively, since December 31, 2014. As our European and Canadian companies' assets and liabilities are denominated in Euros and Canadian dollars, the strengthening of the United States dollar against such currencies negatively impacted our asset values (net of liabilities) as at September 30, 2015.

As at September 30, 2015, cash and cash equivalents were $298.6 million, compared to $297.3 million as at December 31, 2014.

Inventories, contracted at fixed prices or hedged, increased to $122.6 million as at September 30, 2015, from $109.8 million as at December 31, 2014. As at September 30, 2015, $16.0 million and $106.7 million of such inventories were financed by suppliers and short-term bank borrowings, respectively.

Our other inventories, comprised of the raw materials, work in progress and finished goods at our captive supply facilities and, to a much lesser extent, strategic inventories such as consignment positions and goods in transit, decreased to $84.1 million as at September 30, 2015, from $102.8 million as at December 31, 2014. The decrease was primarily the result of the impact of the higher United States dollar against the Euro.

Trade receivables and other receivables were $120.4 million and $11.4 million, respectively, as at September 30, 2015, compared to $161.7 million and $22.8 million, respectively, as at December 31, 2014. The decrease in trade and other receivables was primarily as a result of collections, increased factoring and the impact of the higher United States dollar against the Euro.

We have initiated a process to reduce our trade receivables and inventories and expect to reduce our trade receivables to below $100.0 million and our inventories to below $175.0 million prior to the end of 2015, with further improvements anticipated in the first quarter of 2016.

Tax receivables, consisting primarily of refundable value-added taxes, were $10.7 million as at September 30, 2015, compared to $13.2 million as at December 31, 2014.

We had liquid financial assets relating to derivatives of $5.0 million as at September 30, 2015, compared to $5.4 million as at December 31, 2014. We had liabilities relating to derivatives of $2.9 million as at September 30, 2015, compared to $1.7 million as at December 31, 2014. Such derivatives relate to commodities and currencies.

Assets held for sale, consisting of our discontinued operations, were $210.5 million as at September 30, 2015, compared to $131.1 million (which consisted of certain hydrocarbon properties and investment property) as at December 31, 2014. The increase in assets held for sale was a result of our determination to sell additional hydrocarbon properties and our iron ore interests. Real estate held for sale, included under our current assets, was $0.8 million as at September 30, 2015, compared to $12.0 million as at December 31, 2014. On September 30, 2015, we ceased to classify the investment property as held for sale and re-classified $10.2 million of our real estate held for sale as non-current assets. Deposits, prepaid and other assets were $4.2 million as at September 30, 2015, compared to $7.7 million as at December 31, 2014.

As at September 30, 2015, we had liabilities relating to assets held for sale of $164.5 million, which included decommissioning obligations, bank debt and other liabilities associated with such assets, compared to $15.3 million as at December 31, 2014. The increase was as a result of the increase in assets held for sale as at September 30, 2015.

Account payables and accrued expenses were $76.2 million as at September 30, 2015, compared to $136.5 million as at December 31, 2014. The decrease was primarily a result of the reclassification of liabilities related to our assets held for sale and fluctuations in the timing of payments of certain invoices in the ordinary course of business.

Our short-term bank borrowings increased to $206.6 million as at September 30, 2015 from $161.3 million as at December 31, 2014. Total long-term debt decreased to $202.6 million as at September 30, 2015 from $313.1 million as at December 31, 2014, primarily as a result of repayments, the re-classification of liabilities related to our assets held for sale and the impact of the higher United States dollar against the Euro.

Our decommissioning obligations decreased to $nil as at September 30, 2015 from $129.6 million as at December 31, 2014 as a result of the re-classification of decommissioning obligations related to assets held for sale.

Short-Term Bank Loans and Facilities

As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day structured solutions and supply chain business activities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

As at September 30, 2015, we had credit facilities aggregating $652.7 million comprised of: (i) unsecured revolving credit facilities aggregating $341.3 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $68.5 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of $184.7 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; and (iv) foreign exchange credit facilities of $58.2 million with banks. All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in United States dollars.

In addition, we have margin lines with availability at multiple brokers, which in the past have enabled us to hedge over $100 million notional value of industrial products.

Long-Term Debt

Other than lines of credit drawn and as may be outstanding for trade financing and structured solutions activities, as at September 30, 2015, the maturities of long-term debt from our continuing operations were as follows:

Maturity	Principal	Interest	Total
	(United States dollars in thousands)
12 months	$33,468	$5,620	$39,088
12 – 24 months	61,453	4,362	65,815
24 – 36 months	25,781	3,196	28,977
36 – 48 months	31,092	2,332	33,424
48 – 60 months	18,084	1,450	19,534
Thereafter	32,751	1,440	34,191
	$202,629	$18,400	$221,029

We expect our maturing debt to be satisfied primarily through the settlement of underlying supply chain transactions, trade financing transactions, including structured solutions transactions, cash on hand and cash flows from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.

Future Liquidity

We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our reporting currency is the United States dollar. We translate subsidiaries' assets and liabilities into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues is generated in Euros, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and Canadian dollar.

In the nine months ended September 30, 2015, we reported a net $37.9 million currency translation adjustment loss under other comprehensive loss within equity. This compared to a loss of $8.3 million in the same period of 2014.

Contractual Obligations

The following table sets out our contractual obligations and commitments from continuing operations as at December 31, 2014 in connection with our long-term liabilities:

	Payments Due by Period(1)
	(United States dollars in thousands)
Contractual Obligations(2)(3)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Operating lease obligations	$1,369	$1,424	$625	$191	$3,609
Purchase obligations(4)	64,843	65,450	57,180	24,455	211,928
Other long-term liabilities	‑	5,953	605	293	6,851
Total	$66,212	$72,827	$58,410	$24,939	$222,388
______________
Notes:
(1)	Undiscounted.
(2)	This table does not include non-financial instrument liabilities and guarantees.
(3)	Reflects the re-classification of liabilities in connection with our assets held for sale.
(4)	Including supply chain purchase contracts.

There have been no other significant changes to the foregoing since December 31, 2014. Please refer to "Long-Term Debt" for the maturities of our long-term debt as at September 30, 2015.

Risk Management

Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1B to our audited consolidated financial statements for the year ended December 31, 2014 for a discussion of the significant accounting policies.

The following accounting policies are the most important to our ongoing financial condition and results of operations from continuing operations:

Valuation of Securities

Securities held for trading are measured at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

Available-for-sale securities are also measured at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there is any objective evidence that an available-for-sale security has experienced a decline in value, other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We also consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the investee's financial position and results for a period of years; (iii) any liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) the outlook of the investee's industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying amount; (vii) our business plan and strategy to divest the security or to restructure the investee; and (viii) the extent and/or duration of the decline in market value.

Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further non-cash impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

Classification of Assets Held for Sale

We apply judgment to determine whether an asset (disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year or the extension period in certain circumstances, our management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

Non-Cash Impairment of Non-Financial Assets

We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we shall estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

External sources of information

(a)	during the period, the asset's market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)	significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;

(f)	significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date and reassessing the useful life of an asset as finite rather than indefinite; and

(g)	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred income tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred income tax assets are based upon various judgments, assumptions and estimates. We assess the realization of these deferred income tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

We determine whether it is probable that all or a portion of the deferred income tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carry-forwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

On the reporting date, we also reassess unrecognized deferred income tax assets. We recognize a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management's assessment of exposures. We do not recognize the full deferred income tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

New Standards and Interpretations Adopted and Not Yet Adopted

IFRS 9, Financial Instruments, referred to as "IFRS 9", issued in July 2014, is the IASB's replacement of IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on our consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers, referred to as "IFRS 15", specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014 and applies to annual periods beginning on or after January 1, 2018. Management is currently assessing the impacts of IFRS 15 on our consolidated financial statements.

Amendments to IFRS 11, Joint Arrangements, referred to as "IFRS 11", were issued in May 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments clarify that an acquisition of an interest in a joint operation that is a business should be accounted for by a company and disclosed as a business combination in accordance with IFRS 3, Business Combinations, referred to as "IFRS 3", to the extent of the company's share and unless the principles of IFRS 3 conflict with the guidance under IFRS 11. Adoption of these amendments is not expected to have a significant impact on our consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, were issued in September 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3, to the extent of the company's share and unless the principles of IFRS 3 conflict with the guidance under IFRS 11. Adoption of these amendments is not expected to have significant impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

We have outstanding issued guarantees held by our external trading and financial partners in connection with our finance and supply chain activities. As of September 30, 2015, we had issued guarantees of up to a maximum of $96.6 million, being the total potential principal amount that may be guaranteed thereunder, of which $83.9 million were outstanding and have not been recorded as liabilities in our consolidated statement of financial position. There has been no claim against the guarantees.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, since January 1, 2015, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates' or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Corporate Treasurer, Chief Operating Officer and their close family members. These related party transactions are made in arm's length transactions at normal market prices and on normal commercial terms.

We had the following transactions with related parties during the nine months ended September 30, 2015:

(United States dollars in thousands)
Sales of goods	$2,658

As at September 30, 2015, we had $1.9 million of trade receivables due from related parties, all arising in the normal course of business. The related parties in the aforesaid transactions consisted of our medical joint ventures.

In April 2014, we entered into a share purchase agreement with the holder of the puttable instrument financial liabilities, referred to as the "Put Holder", whereby we acquired from the Put Holder his 40% equity shares in Possehl Mexico S.A. de C.V., referred to as "Possehl". Upon the execution of the agreement, the puttable instrument was terminated. The purchase price consisted of 509,820 of our common shares (which would be delivered upon occurrence of an event (as defined in the agreement), the latest being in 2025) and a contingent purchase price whereby 50,000 of our common shares would be issued to the Put Holder for each year from 2014 to 2025 if Possehl achieves an annual net income milestone as computed under IFRS for the year. In June 2014, the share purchase agreement was amended whereby the 509,820 of our common shares were released to the Put Holder following the approval of the New York Stock Exchange (which was received in June 2014) and the contingent purchase price was reduced to be payable for each year from 2014 to 2024. All other terms remain unchanged. The Put Holder was appointed to our board of directors and as our President and Chief Executive Officer in May 2014. The annual target was achieved for 2014. As a result, we issued 50,000 common shares to the Put Holder in the first half of 2015.

Financial and Other Instruments

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management's perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Please refer to Note 33 of our annual consolidated financial statements for the year ended December 31, 2014 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2014. There were no material changes in our exposure to market, interest rate, currency or other price risks during the nine months ended September 30, 2015.

Outstanding Share Data

Our share capital consists of an unlimited number of common shares, class A common shares, and class A preference shares, issuable in series. Our common shares are listed on the New York Stock Exchange under the symbol "MIL". As at September 30, 2015, we had 63,142,272 common shares and 2,325,000 stock options outstanding. In October 2015, 92,500 of such unexercised stock options expired.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as "NI 52-109", as at September 30, 2015. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS, as required by NI 52-109.

There were no changes in our internal control over financial reporting that occurred during the nine months ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of our domestic and international transactions covering the 2006 to 2010 taxation years. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations.

Risk Factors

Statements in this report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as "anticipate", "could", "project", "should", "expect", "seek", "may", "intend", "likely", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this "forward-looking" character.

Forward-looking statements include statements regarding:

•	future growth;

•	futures results of operations, performance, business prospects and opportunities;

•	our markets;

•	production, demand and prices for products and services, including iron ore, hydrocarbons and other commodities;

•	capital expenditures;

•	the economy;

•	the planned integration of newly acquired entities;

•	the anticipated benefits of new projects;

•	the anticipated plans and decisions of the operator of the mine underlying our royalty interest and sub-lease;

•	our plans to rationalize certain of our hydrocarbon properties and iron ore interests; and

•	derivatives.

You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including in our annual report on Form 20-F for the year ended December 31, 2014. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.

In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks, which include risks that are primarily or partially related to our discontinued operations.

Risk Factors Relating to Our Business – Risks Relating to Continuing Operations

Our financial results may fluctuate substantially from period to period.

We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our trade finance and services revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our trade finance and services business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often, we will hold or build upon these assets over time and we cannot predict the timing of when these assets' values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

Our earnings and, therefore, our profitability may be affected by price volatility in our various products.

The majority of our revenue from our finance and supply chain business is derived from the sale of products which include metals and other materials. As a result, our earnings are directly related to the prices of these underlying products. There are many factors influencing the price of these products, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.

A weak global economy may adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

Our business, by its nature, does not produce predictable earnings and it may be materially affected by conditions in the global financial markets and economic conditions generally.

Global prices for our products are influenced strongly by international demand and global economic conditions. Uncertainties or weaknesses in global economic conditions could adversely affect our business and negatively impact our financial results. In addition, the current level of international demand for certain of our products, including iron ore used in steel production, is driven largely by industrial growth in China. If the economic growth rate in China slows for an extended period of time, or if another global economic downturn were to occur, we would likely see decreased demand for such products and decreased prices, resulting in lower revenue levels and decreasing margins. We are not able to predict whether the global economic conditions will improve or worsen and the resultant impact it may have on our operations and the industry in general going forward.

Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we own assets in such market.

The finance and supply chain business is highly competitive.

All aspects of the finance and supply chain business are highly competitive and we expect them to remain so.

Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and natural resource and mineral royalty companies. Many of our competitors have substantially greater capital and resources, including access to supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price. We have experienced price competition in some of our trading business.

The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support their business with other financial services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure on our businesses.

If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

If the fair values of our long-lived assets fall below our carrying values, we may be required to record non-cash impairment losses that could have a material impact on our results of operations.

We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Should the markets for our products deteriorate, should we decide to invest capital differently or should other cash flow assumptions change, it is possible that we will be required to record non-cash impairment losses in the future that could have a material adverse effect on our results of operations.

The profitability of our finance and supply chain operations depends, in part, on the availability of adequate sources of supply.

Our finance and supply chain business relies on, among other things, numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide products to us in the future. In periods of low industry prices, suppliers may elect to hold inventory to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling to us, we will be unable to source and/or execute transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

We may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth.

In order to grow our business, we may seek to acquire, merge with or invest in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment.

Strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business.

We have grown and intend to continue to grow our business both through internal expansion and through strategic investments, acquisitions or joint ventures. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.

Acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential non-cash impairments in the future that could have a material adverse effect on our operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other related costs, such as accounting, legal and investment banking fees) could significantly impact our operating results.

Although we perform due diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of these businesses.

Furthermore, any acquisitions of businesses or facilities, including our recent acquisitions, could entail a number of risks, including:

•	problems with the effective integration of operations;

•	inability to maintain key pre-acquisition business relationships;

•	increased operating costs;

•	exposure to substantial unanticipated liabilities;

•	difficulties in realizing projected efficiencies, synergies and cost savings;

•	the risks of entering markets in which we have limited or no prior experience; and

•	the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.

In addition, geographic and other expansions, acquisitions or joint ventures may require significant managerial attention, which may be diverted from our other operations. If we are unsuccessful in overcoming these risks, our business, financial condition or results of operations could be materially and adversely affected.

Our finance and supply chain activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers.

Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by our suppliers and failure of payment by our trading customers in our finance and supply chain business. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by customers or other counterparties by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and supply chain transactions on our behalf and as an agent on behalf of our clients. If any such counterparties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

Larger and more frequent capital commitments in our finance and supply chain business increase the potential for significant losses.

We may enter into large transactions in which we commit our own capital as part of our finance and supply chain business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.

We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our finance and supply chain activities. These risks include market and credit risks associated with our trade finance and services operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress and such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

Derivative transactions may expose us to unexpected risk and potential losses.

We, from time to time, enter into derivative transactions that require us to deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. Such derivative transactions may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses. Severe declines in asset values, unanticipated credit events or unforeseen circumstances may create losses from risks not appropriately taken into account in the structuring and/or pricing of a derivative transaction. In a number of cases, we may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to us.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase or decrease in market interest rates may result in changes to the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.

Our operations and infrastructure may malfunction or fail.

Our business is highly dependent on our ability to process, on a daily basis, a number of transactions across diverse markets and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer non-cash impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

Our finance and supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.

Supply chain operations present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures, and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present and have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations or permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource operations or in the exploration or development of resource properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may be subject to civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

We may not be fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, our properties may be subject to liability due to hazards that cannot be insured against or that have not been insured against due to prohibitive premium costs or for other reasons.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which would result in dilution to our shareholders.

Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

Liquidity, or ready access to funds, is essential to companies engaged in our businesses. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our finance and supply chain business and perceived liquidity issues may affect our clients' and counterparties' willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

We may substantially increase our debt in the future.

It may be necessary for us to obtain financing with banks or financial institutions to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed – including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends – may impose additional constraints on our business operations and our financial strength.

We are exposed to political, economic, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, Euros or other hard currencies or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

We are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation.

We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our trade finance and proprietary investing activities.

We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our financial condition and results of operations.

We rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business.

Our future success depends to a significant degree on the skills, experience and efforts of our executives and the loss of their services may compromise our ability to effectively conduct our business. We do not maintain "key person" insurance in relation to any of our employees.

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business and the failure to operate our business effectively could have a material adverse effect on our profitability, financial condition and results of operations.

We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited, and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

We conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities.

As we operate internationally, we are subject to the United States' Foreign Corrupt Practices Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Employee misconduct could harm us and is difficult to detect and deter.

It is not always possible to detect and deter employee misconduct. The precautions we take to detect and prevent employee misconduct may not be effective in all cases and we could suffer significant reputational and economic harm for any misconduct by our employees. The potential harm to our reputation and to our business caused by such misconduct is impossible to quantify.

We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, could lead to operational difficulties (including travel limitations) that could impair our ability to manage our business and could expose our insurance subsidiaries to significant losses.

Failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business.

We use information technologies, including information systems and related infrastructure as well as cloud applications and services, to store, transmit, process and record sensitive information, including employee information and financial and operating data, communicate with our employees and business partners, analyze seismic and drilling information, estimate quantities of oil and gas reserves and for many other activities related to our business. Our business partners, including operating partners, suppliers, customers and financial institutions, are also dependent on digital technology. Some of these business partners may be provided limited access to our sensitive information or our information systems and related infrastructure in the ordinary course of business.

Despite security design and controls, our information technology systems, and those of our third party partners and providers, may be vulnerable to a variety of interruptions, including during the process of upgrading or replacing software, databases or components thereof, natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, hackers, unauthorized access attempts and other security issues or may be breached due to employee error, malfeasance or other disruptions. Any such interruption or breach could result in operational disruptions or the misappropriation of sensitive data that could subject us to civil and criminal penalties, litigation or have a negative impact on our reputation. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not negatively impact our cash flows and materially affect our results of operations or financial condition.

Risk Factors Relating to Our Discontinued Operations

The operation of the iron ore mine underlying our royalty interest was closed in 2014. Its operation is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator's failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition.

Our discontinued operations include our indirect royalty and other interests in the Wabush iron ore mine pursuant to a mining sub-lease. The revenue derived from the interest is based on production generated by the mine's third-party operator. The operator generally has the power to determine the manner in which the iron ore is exploited, including decisions to re-commence, expand, continue or reduce production from the mine and decisions about the marketing of products extracted from the mine. The interests of the operator and our interests may not always be aligned. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third-party operator.

In the first quarter of 2014, the operator of the Wabush iron ore mine announced that it planned to idle production of the mine by the end of the quarter as a result of increased costs and the lower iron ore pricing environment and subsequently announced that the mine was idled during the quarter. In late October 2014, the operator announced that it would be closing the mine.

To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Should any such decision be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.

In addition, we have no or very limited access to technical and geological data relating to the Wabush mine, including data as to reserves, nor have we received a Canadian National Instrument 43-101 compliant technical report in respect of the mine. Accordingly, we can provide no assurances as to the level of mineralization or reserves at the mine.

Our hydrocarbon and related operations are subject to inherent risks and hazards.

There are many operating risks and hazards inherent in our discontinued resource operations, including environmental hazards, industrial accidents, changes in the regulatory environment, impact of non-compliance with laws and regulations, potential damage to equipment or personal injury and fires, explosions, blowouts, spills or other accidents. Additionally, we could experience interruptions to, or the termination of, production, processing or transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity or other geological or mechanical conditions. Any of these events that result in an interruption or suspension of operations would adversely affect our discontinued operations.

Estimates of natural gas and oil reserves involve uncertainty.

Estimates of natural gas and oil reserves involve a great deal of uncertainty because they depend upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that an oil and gas reservoir exists at a particular location and whether hydrocarbons are recoverable from the reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries may be materially different from estimates.

Such estimates require numerous assumptions relating to operating conditions and economic factors, including the prices of natural gas, NGLs and oil, availability of investment capital, recovery costs, the availability of enhanced recovery techniques, the ability to market production and governmental and other regulatory factors, such as taxes, royalty rates and environmental laws. A change in one or more of these factors could result in known quantities of natural gas and oil previously estimated becoming unrecoverable. Each of these factors also impacts recovery costs and production rates. In addition, estimates of reserves that are prepared by different independent engineers, or by the same engineers at different times, may vary substantially.

As at December 31, 2014, approximately 23% of our total estimated proved reserves (by volume) were undeveloped. These reserve estimates reflect our plans to complete development activities to convert our proved undeveloped reserves into developed reserves. Such development may not occur as scheduled and results may not be as estimated. If we elect not to develop these proved undeveloped reserves, or if we are not otherwise able to successfully develop them, we will be required to remove the associated volumes from our reported proved reserves. In addition, SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be disclosed if they relate to wells scheduled to be drilled within five years of initial booking thereof. We may be required to remove such proved and undeveloped reserves if we do not develop them within the required five-year timeframe. Such removal may significantly reduce the quantity and present value of our reported oil and gas reserves.

Certain of our proved undeveloped reserves are, or may in the future be, subject to third-party operating agreements, including farm-out and participation agreements. While such third-party arrangements may provide for committed expenditures and/or drilling activities, our ability to convert such proved undeveloped reserves within the required timeframe may be subject to operating decisions of such operators and the results of development activities conducted by such third-parties, which may not be entirely within our control.

Future environmental and reclamation obligations respecting our resource properties and interests may be material.

We have not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations. To the extent our hydrocarbon properties are not disposed of, we expect to incur site restoration costs over a prolonged period as wells reach the end of their economic life. There are significant uncertainties related to decommissioning obligations and the impact on the financial statements could be material. The eventual timing of and costs for these asset retirement obligations could differ from current estimates.

The main factors that could cause expected cash flows to change are:

•	changes to laws and legislation;

•	construction of new facilities;

•	changes in the reserve estimates and the resulting amendments to the life of the reserves for our hydrocarbon operations; and

•	changes in technology.

General Risks Faced by Us

Investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of our common shares, Class A common shares and Class A preference shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

Certain provisions of our charter documents and the corporate legislation which govern us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, limiting the persons who may call special meetings of shareholders and the adoption of an advance notice policy. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

September 30, 2015

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, released by the Canadian Securities Administrators, MFC Industrial Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2015.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of accompanying interim condensed consolidated statements of financial position of MFC Industrial Ltd. as at September 30, 2015 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the three and nine months then ended is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Industrial Ltd.

The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(United States Dollars in Thousands)

	September 30, 2015	December 31, 2014
ASSETS
Current Assets
Cash and cash equivalents	$298,559	$297,294
Short-term cash deposits	143	159
Securities	90	250
Securities – derivatives	5,019	5,408
Restricted cash	1,861	555
Trade receivables	120,423	161,674
Tax receivables	10,689	13,222
Other receivables	11,386	22,762
Inventories – contracted at fixed prices or hedged	122,632	109,824
Inventories – other	84,103	102,753
Real estate held for sale	839	12,043
Deposits, prepaid and other	4,152	7,745
Assets held for sale	210,451	131,115
Total current assets	870,347	864,804
Non-current Assets
Securities	527	723
Equity method investments	14,086	31,836
Real estate held for sale	10,224	‑
Investment properties	28,128	‑
Property, plant and equipment	66,649	105,878
Interests in resource properties	‑	348,085
Hydrocarbon probable reserves	‑	43,655
Hydrocarbon unproved lands	‑	23,757
Accrued pension assets, net	‑	1,174
Deferred income tax assets	21,421	23,991
Other	10,474	14,272
Other, restricted	470	509
Total non-current assets	151,979	593,880
	$1,022,326	$1,458,684
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$206,590	$161,340
Debt, current portion	33,468	56,976
Account payables and accrued expenses	76,247	136,493
Dividends payable	‑	3,786
Income tax liabilities	2,291	4,274
Financial liabilities – derivatives	2,947	1,729
Liabilities relating to assets held for sale	164,477	15,346
Total current liabilities	486,020	379,944
Long-term Liabilities
Debt, less current portion	169,161	256,148
Deferred income tax liabilities	9,831	10,216
Decommissioning obligations	‑	129,557
Accrued pension obligations, net	2,927	3,732
Other	1,943	7,651
Total long-term liabilities	183,862	407,304
Total liabilities	669,882	787,248
Equity
Capital stock, fully paid	384,469	384,257
Treasury stock	(68,980)	(68,980)
Contributed surplus	14,810	14,994
Retained earnings	106,929	387,053
Accumulated other comprehensive loss	(85,922)	(46,936)
Shareholders' equity	351,306	670,388
Non-controlling interests	1,138	1,048
Total equity	352,444	671,436
	$1,022,326	$1,458,684

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2015	2014

Gross revenues	$1,012,492	$914,379

Costs and Expenses:
Costs of sales and services	938,171	844,385
Selling, general and administrative	49,979	53,481
Share-based compensation – selling, general and administrative	‑	383
Finance costs	11,716	8,962
	999,866	907,211

Income from operations	12,626	7,168

Other items:
Exchange differences on foreign currency transactions	(53)	(3,124)
Change in fair value of puttable instrument financial liabilities	‑	(148)

Income before income taxes	12,573	3,896
Income tax expense	(2,418)	(3,728)

Income from continuing operations	10,155	168
(Loss) income from discontinued operations	(289,315)	20,094
Net (loss) income for the period	(279,160)	20,262
Net income attributable to non-controlling interests	(936)	(964)
Net (loss) income attributable to owners of the parent company	$(280,096)	$19,298

Basic earnings (loss) per share:
Continuing operations	$0.15	$(0.01)
Discontinued operations	(4.58)	0.32
	$(4.43)	$0.31
Diluted earnings (loss) per share:
Continuing operations	$0.15	$(0.01)
Discontinued operations	(4.58)	0.32
	$(4.43)	$0.31
Weighted average number of common shares outstanding
— basic	63,142,272	62,865,738
— diluted	63,192,272	62,865,738

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended September 30, 2015 and 2014
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2015		2014

Gross revenues		$338,801	$357,284

Costs and Expenses:
Costs of sales and services		318,335	337,903
Selling, general and administrative		17,477	16,568
Finance costs		4,148	3,220
		339,960	357,691

Loss from operations		(1,159)	(407)

Other items:
Exchange differences on foreign currency transactions		1,263	(1,449)

Income (loss) before income taxes		104	(1,856)
Income tax benefit (expense)		476	(2,259)

Income (loss) from continuing operations		580	(4,115)
(Loss) income from discontinued operations		(293,499)	10,894
Net (loss) income for the period		(292,919)	6,779
Net income attributable to non-controlling interests		(441)	(360)
Net (loss) income attributable to owners of the parent company		$(293,360)	$6,419

Basic (loss) earnings per share:
Continuing operations	$	‑	$(0.07)
Discontinued operations		(4.65)	0.17
		$(4.65)	$0.10
Diluted (loss) earnings per share:
Continuing operations	$	‑	$(0.07)
Discontinued operations		(4.64)	0.17
		$(4.64)	$0.10
Weighted average number of common shares outstanding
— basic		63,142,272	63,092,272
— diluted		63,192,272	63,092,272

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited)
(United States Dollars in Thousands)

	2015	2014

Net (loss) income for the period	$(279,160)	$20,262
Other comprehensive loss, net of income taxes:
Exchange differences arising from translating financial statements of foreign operations and United States dollar reporting	(37,850)	(8,319)
Fair value loss on available-for-sale securities, net	(175)	(107)
Remeasurement of net defined benefit liabilities	(693)	683
	(38,718)	(7,743)
Total comprehensive (loss) income for the period	(317,878)	12,519
Comprehensive income attributable to non-controlling interests	(1,204)	(960)
Comprehensive (loss) income attributable to owners of the parent company	$(319,082)	$11,559
Consisting of:
Continuing operations	$(3,154)	$(5,682)
Discontinued operations	(315,928)	17,241
	$(319,082)	$11,559
Other comprehensive loss, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$1,605	$4,480
will be reclassified subsequently to profit or loss when specific conditions are met	(40,323)	(12,223)
	$(38,718)	$(7,743)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Three Months Ended September 30, 2015 and 2014
(Unaudited)
(United States Dollars in Thousands)

	2015	2014

Net (loss) income for the period	$(292,919)	$6,779
Other comprehensive loss, net of income taxes:
Exchange differences arising from translating financial statements of foreign operations and United States dollar reporting	(20,975)	(7,948)
Fair value loss on available-for-sale securities, net	(80)	(137)
Remeasurement of net defined benefit liabilities	(396)	390
	(21,451)	(7,695)
Total comprehensive loss for the period	(314,370)	(916)
Comprehensive income attributable to non-controlling interests	(703)	(345)
Comprehensive loss attributable to owners of the parent company	$(315,073)	$(1,261)
Consisting of:
Continuing operations	$(4,234)	$(8,992)
Discontinued operations	(310,839)	7,731
	$(315,073)	$(1,261)
Other comprehensive loss, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$1,308	$2,799
will be reclassified subsequently to profit or loss when specific conditions are met	(22,759)	(10,494)
	$(21,451)	$(7,695)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited)
(United States Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	Retained Earnings	Available- for-sale Securities	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders' Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2014	68,042,082	$384,257	(4,949,810)	$(68,980)	$13,336	$1,658	$387,053	$(42)	$1,245	$(48,139)	$670,388	$1,048	$671,436
Net income	‑	‑	‑	‑	‑	‑	(280,096)	‑	‑	‑	(280,096)	936	(279,160)
Dividends paid	‑	‑	‑	‑	‑	‑	‑	‑	‑	‑	‑	(981)	(981)
Issuance of contingently issuable shares	50,000	212	‑	‑	‑	(184)	(28)	‑	‑	‑	‑	‑	‑
Acquisition of non-controlling interest	‑	‑	‑	‑	‑	‑	‑	‑	‑	‑	‑	(133)	(133)
Net fair value loss	‑	‑	‑	‑	‑	‑	‑	(175)	‑	‑	(175)	‑	(175)
Net loss on remeasurements	‑	‑	‑	‑	‑	‑	‑	‑	(693)	‑	(693)	‑	(693)
Net exchange differences	‑	‑	‑	‑	‑	‑	‑	‑	‑	(38,118)	(38,118)	268	(37,850)
Balance at September 30, 2015	68,092,082	$384,469	(4,949,810)	$(68,980)	$13,336	$1,474	$106,929	$(217)	$552	$(86,257)	$351,306	$1,138	$352,444

Balance at December 31, 2013	67,501,936	$383,116	(4,949,810)	$(68,980)	$13,037	$ ‑	$398,448	$81	$2,330	$(28,462)	$699,570	$171	$699,741
Net income	‑	‑	‑	‑	‑	‑	19,298	‑	‑	‑	19,298	964	20,262
Dividends paid	‑	‑	‑	‑	‑	‑	(7,539)	‑	‑	‑	(7,539)	(936)	(8,475)
Share-based compensation	‑	‑	‑	‑	383	‑	‑	‑	‑	‑	383	‑	383
Exercise of employee stock options	30,326	321	‑	‑	(84)	‑	‑	‑	‑	‑	237	‑	237
Acquisition and elimination of non-controlling interest	509,820	820	‑	‑	‑	1,658	2,877	‑	‑	‑	5,355	(1,271)	4,084
Purchase of a subsidiary	‑	‑	‑	‑	‑	‑	‑	‑	‑	‑	‑	131	131
Disposition of a subsidiary	‑	‑	‑	‑	‑	‑	‑	‑	‑	‑	‑	1,984	1,984
Net fair value loss	‑	‑	‑	‑	‑	‑	‑	(107)	‑	‑	(107)	‑	(107)
Net gain on remeasurements	‑	‑	‑	‑	‑	‑	‑	‑	683	‑	683	‑	683
Net exchange differences	‑	‑	‑	‑	‑	‑	‑	‑	‑	(8,315)	(8,315)	(4)	(8,319)
Balance at September 30, 2014	68,042,082	$384,257	(4,949,810)	$(68,980)	$13,336	$1,658	$413,084	$(26)	$3,013	$(36,777)	$709,565	$1,039	$710,604

	Total Comprehensive (Loss) Income for the Nine Months Ended September 30:				Owners of the parent company	Non- controlling interests	Total
	2015				$(319,082)	$1,204	$(317,878)
	2014				$11,559	$960	$12,519

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited)
(United States Dollars in Thousands)

	2015	2014
Cash flows from operating activities:
Net income for the period	$10,155	$168
Adjustments for:
Amortization, depreciation and depletion	3,378	3,239
Exchange differences on foreign currency transactions	47	3,124
Loss (gain) on short-term securities, net	108	(338)
Gain on available-for-sale and other securities, net	‑	(4,426)
Share-based compensation	‑	383
Deferred income taxes	1,028	1,037
Equity income	(8,755)	(7,858)
Market value decrease on commodity inventories	872	2,334
Credit losses	‑	2,991
Change in fair value of puttable instrument financial liabilities	‑	148
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	4	4,205
Short-term securities	52	1,137
Restricted cash	(1,337)	6,045
Receivables	36,386	5,599
Inventories	(11,543)	6,538
Deposits, prepaid and other	4,446	7,443
Assets held for sale	‑	870
Short-term bank borrowings	55,236	(50,842)
Account payables and accrued expenses	(36,347)	(39,173)
Income tax liabilities	(1,296)	294
Accrued pension assets, net of obligations	4	185
Other	(2,229)	1,209
Cash flows provided by (used in) continuing operating activities	50,209	(55,688)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(5,616)	(11,821)
Distributions from joint ventures, net	5,972	3,467
Acquisition (disposition) of subsidiaries, net of cash acquired (disposed), net	‑	(61,928)
Other	66	40
Cash flows provided by (used in) continuing investing activities	422	(70,242)
Cash flows from financing activities:
Debt repayment	(23,492)	(10,011)
Debt borrowing	4,481	10,055
Issuance of shares	‑	237
Repayment to a customer	‑	(22,166)
Dividends paid to shareholders	(3,786)	(7,539)
Dividends paid to non-controlling interests	(981)	(936)
Cash flows used in continuing financing activities	(23,778)	(30,360)
Cash flows (used in) provided by discontinued operating activities	(2,669)	36,020
Cash flows used in discontinued investing activities	(1,716)	(6,174)
Cash flows used in discontinued financing activities	(7,542)	(9,269)
Exchange rate effect on cash and cash equivalents	(13,200)	4,834
Increase (decrease) in cash and cash equivalents	1,726	(130,879)
Cash and cash equivalents, beginning of period	297,294	332,173
Cash and cash equivalents, end of period	$299,020	$201,294
Cash and cash equivalents at end of period consisted of:
Cash	$228,439	$137,200
Money market and highly liquid funds	70,581	64,094
	$299,020	$201,294
Continuing operations	$298,559	$174,391
Discontinued operations	461	26,903
	$299,020	$201,294

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended September 30, 2015 and 2014
(Unaudited)
(United States Dollars in Thousands)

	2015	2014
Cash flows from operating activities:
Net income (loss) for the period	$580	$(4,115)
Adjustments for:
Amortization, depreciation and depletion	1,223	1,352
Exchange differences on foreign currency transactions	(1,269)	1,449
Loss (gain) on short-term securities	63	(20)
Gain on available-for-sale and other securities, net	‑	(320)
Deferred income taxes	(1,017)	1,400
Equity income	(2,793)	(2,336)
Market value decrease on commodity inventories	2,570	1,251
Credit losses	‑	2,991
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities	39	4
Restricted cash	(1,519)	75
Receivables	5,062	12,562
Inventories	(15,210)	2,981
Deposits, prepaid and other	3,900	8,314
Assets held for sale	‑	36
Short-term bank borrowings	66,434	2,281
Account payables and accrued expenses	(3,483)	(22,700)
Income tax liabilities	(316)	576
Accrued pension assets, net of obligations	380	(4)
Other	(2,143)	1,594
Cash flows provided by continuing operating activities	52,501	7,371
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(3,178)	(2,943)
Distributions from joint ventures, net	1,808	1,802
Dispositions of subsidiaries, net of cash disposed	‑	510
Other	(1)	26
Cash flows used in continuing investing activities	(1,371)	(605)
Cash flows from financing activities:
Debt repayment	(11,402)	‑
Debt borrowing	2,102	3,256
Dividends paid to shareholders	‑	(3,786)
Dividends paid to non-controlling interests	‑	(280)
Cash flows used in continuing financing activities	(9,300)	(810)
Cash flows provided by discontinued operating activities	7,203	11,347
Cash flows used in discontinued investing activities	(1,149)	(5,220)
Exchange rate effect on cash and cash equivalents	1,059	4,848
Increase in cash and cash equivalents	48,943	16,931
Cash and cash equivalents, beginning of period	250,077	184,363
Cash and cash equivalents, end of period	$299,020	$201,294
Cash and cash equivalents at end of period consisted of:
Cash	$228,439	$137,200
Money market and highly liquid funds	70,581	64,094
	$299,020	$201,294
Continuing operations	$298,559	$174,391
Discontinued operations	461	26,903
	$299,020	$201,294

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(Unaudited)

Note 1. Nature of Business

MFC Industrial Ltd. ("MFC Industrial" or the "Company") is incorporated under the laws of British Columbia, Canada. MFC Industrial is a finance and supply chain company which facilitates the working capital and other requirements of its customers. Its business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. The Company conducts business in multiple geographies and specializes in a wide range of industrial products such as metals, ceramics, minerals, electricity/power, various steel products and ferro-alloys, chemicals and wood products.

In March 2015, the Company announced its strategy to leverage its trade finance and supply chain platform by offering additional trade and structured finance services and solutions, including regulated products, to its existing customer base.

As an integral part of its long-term strategy and focus on expanding its trade finance and solutions offerings, in the second quarter of 2015, the Company announced that it had entered into an agreement to acquire a licenced Western European bank. Through ownership of a licenced "in-house" bank, the Company will be able to supplement its core business with regulated banking services, including, among others, collateral-based lending to suppliers and customers, factoring, discounting and forfaiting of receivables and issuing guarantees. The back office of the bank will primarily be outsourced.

The purchase price under the transaction is subject to finalization on completion and will be based on, among other things, the net realizable capital at such time. The transaction is subject to customary conditions, including, among others, the receipt of requisite national and European Central Bank regulatory approvals. The Company continues to work towards the completion of this transaction and currently expect the regulatory approval process to compete within 2015.

On September 30, 2015, the Company classified certain disposal groups as held for sale as their carrying amounts will be recovered principally through a sale transaction rather than through continuing use (see Note 4).

Note 2. Basis of Presentation and Significant Accounting Policies

These condensed consolidated financial statements include the accounts of MFC Industrial and entities it controls (collectively, the "Group"). The presentation currency of these consolidated financial statements is the United States of America (the "U.S.") dollar ($), as rounded to the nearest thousand (except per share amounts).

This interim financial report has been prepared by MFC Industrial in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The Group's interim financial statements for the nine and three months ended September 30, 2015 are in compliance with IAS 34, Interim Financial Reporting ("IAS 34"). The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

Pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the disposal groups are accounted for as discontinued operations. As a result, the consolidated statements of the operations and cash flows have been re-presented for prior periods. The Company does not reclassify or re-present the consolidated statement of financial position for prior periods to reflect the classification of assets held for sale in the consolidated statement of financial position for the latest period presented.

The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(Unaudited)

Note 2. Basis of Presentation and Significant Accounting Policies (continued)

In the opinion of MFC Industrial, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Industrial's latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group's trade finance and supply chain activities involve seasonality and cyclicality.

Certain amounts in the prior periods have been reclassified so as to conform with the current period’s presentation.

Note 3. Accounting Policy Developments

Future accounting changes

IFRS 9, Financial Instruments, ("IFRS 9") issued in July 2014 is the IASB's replacement of IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for annual periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on the Group's consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014 and applies to annual periods beginning on or after January 1, 2018. Management is currently assessing the impacts of IFRS 15 on the Group's consolidated financial statements.

Amendments to IFRS 11, Joint Arrangements ("IFRS 11") were issued in May 2014 and are effective for annual periods beginning on or after January 1, 2016, to be applied prospectively. The amendments clarify that an acquisition of an interest in a joint operation that is a business should be accounted for and disclosed as a business combination in accordance with IFRS 3, Business Combinations, ("IFRS 3"), to the extent of the company's share and unless the principles of IFRS 3 conflict with the guidance under IFRS 11. Adoption of these amendments is not expected to have a significant impact on the Company's consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures were issued in September 2014 and are effective for annual periods beginning on or after January 1, 2016, to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3. Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture. Adoption of these amendments is not expected to have significant impact on the Company's consolidated financial statements.

Note 4. Assets Classified as Held for Sale and Discontinued Operations

In March 2015, the Board of Directors approved a plan to rationalize certain assets of MFC Energy Corporation, with a portion of the net proceeds to be redeployed to the Company's other businesses and the balance returned to shareholders. At that time, no specific timeline was allocated for this plan.

In the third quarter of 2015, the Board of Directors of the Company approved a plan to sell all of the Company’s resource properties. Pursuant to the resolution, an active program to locate buyers and complete the plan has been initiated. Management is of opinion that the disposal groups are actively marketed for sale at a price that is reasonable in relation to their current fair value and the sales are expected to be completed within one year. As such, the assets of the disposal groups are classified as assets held for sale as of September 30, 2015. In compliance with IFRS 5, the operations and cash flows of the disposal groups are accounted for as discontinued operations.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(Unaudited)

Note 4. Assets Classified as Held for Sale and Discontinued Operations (continued)

Any potential future distributions related to the rationalization of our hydrocarbon assets will depend on the timing of, and amounts received in connection with, the rationalization of such assets and there can be no assurances as to the timing and amount of such distributions.

The Company’s discontinued operations comprised the hydrocarbon properties and iron ore interests, both of which were included in the Company's former global supply chain segment.

The following summarizes the results of the discontinued operations for the nine months ended September 30:

	Nine Months Ended September 30,
	2015	2015	2014	2014

	Hydrocarbon	Iron ore	Hydrocarbon	Iron ore
Revenues	$46,445	$1,290	$96,754	$9,337
Costs and expenses	(159,388)	(183,372)	(76,513)	(2,389)
Loss (income) before income taxes	(112,943)	(182,082)	20,241	6,948
Income tax (expenses) recovery	(33,930)	39,640	(3,955)	(3,140)
Net (loss) income	$(146,873)	$(142,442)	$16,286	$3,808

All the intercompany transactions with continuing operations have been eliminated.

Prior to the initial classification of the disposal groups as held for sale, the Group also disposed of certain interests in resource and hydrocarbon properties, resulting in the derecognition of the associated decommissioning obligations and recognition of a gain of $7,022 during the nine months ended September 30, 2015.

Immediately before the initial classification of the assets and the disposal groups as held for sale, the recoverable amounts of the assets and the disposal groups were measured in accordance with applicable IFRSs other than IFRS 5. As a result, the following non-cash impairment losses (before income taxes) were recognised on September 30, 2015 and included in costs and expenses in the above table:

Hydrocarbon properties	$107,219
Interest in iron ore mines	183,366
Gross impairment	$290,585

In September 2015, the Group’s realized pricing of natural gas, natural gas liquids and oil had declined since December 31, 2014. As such, as at September 30, 2015, the Group performed an annual impairment assessment on its hydrocarbon properties utilizing post-tax discount rates between 10% and 13% and recognized a non-cash impairment loss of $107,219 before a reduction in deferred tax assets of $38,016. This non-cash impairment is comprised of $34,878 allocated to interests in resource properties, $12,026 to probable reserves, $24,723 to property, plant and equipment and $35,592 to the properties previously included in assets held for sale.

In the first quarter of 2015, the operator of the Wabush iron ore mine commenced proceedings under the Companies' Creditors Arrangement Act (Canada) (the "CCAA"), with respect to its Canadian operations and has publicly disclosed that its assets comprising the mine will be included in any sales process.

In the third quarter of 2015, the long-term price curve of iron ore continued to deteriorate. Management of the Group reviewed the underlying legal documents and performed a sensitivity analysis on the expected future cash flows from its royalty interest. Consideration was given to reasonably possible scenarios, including the Company exercising its step-in rights and re-taking the mine. The primary factors which impact the recoverable amount, among others, are the number of years of production, iron ore pricing and/or production costs. Each scenario is assigned a probability. Based on the cash flows projections, management determined that a non-cash impairment loss of $162,911 was required, before a deferred tax recovery of $40,165, as at September 30, 2015.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(Unaudited)

Note 4. Assets Classified as Held for Sale and Discontinued Operations (continued)

The Group also reviewed the cash flow projections for another iron ore development project, the Pea Ridge Mine, located in the United States. Given the reduced viability of this project due to the lower long-term price curve, high capital cost to complete requisite studies and management’s business focus on trade finance banking activities, management determined that an impairment loss of $20,455 was required, before a deferred tax recovery of $nil, as at September 30, 2015.

Upon the initial classification of the assets as held for sale, management determined that no additional non-cash impairment loss for the write-down of the carrying amounts of the assets to their fair value less costs to sell was required.

The assets held for sale comprised the following items as of September 30, 2015 and December 31, 2014, respectively:

	2015		2014
Assets held for sale:
Hydrocarbon properties	$210,451		$100,620
Royalty interest in an iron ore mine	‑		‑
Interest in an iron ore development	‑		‑
Investment properties	‑*		30,495
	210,451		131,115
Liabilities (including decommissioning obligations) relating to assets held for sale:
Hydrocarbon properties	(164,477)		(15,346)
Net assets held for sale	$45,974		$115,769
Represented by:
Hydrocarbon properties	$45,974		$85,274
Investment property	-	*	30,495
	$45,974		$115,769

* On September 30, 2015, the Group ceased to classify the investment property as held for sale.

The major assets and liabilities of hydrocarbon properties disposal group as of September 30, 2015 comprised the following:

Current assets	$9,290
Non-current assets held for sale	200,432
Other non-current assets	729
Total assets	210,451
Bank debt	(51,555)
Decommissioning obligations	(96,831)
Other liabilities	(16,091)
Net assets held for sale, owing to the Group entities	$45,974

As at September 30, 2015, there was $77,259 in cumulative translation adjustment loss arising from the translation of the hydrocarbon operations into the United States dollar reporting currency, which has been included in other comprehensive loss under equity. The cumulative translation adjustment loss is subject to further change when the underlying functional currencies continue to fluctuate against the United States dollar and will be reclassified to profit or loss upon the disposal of the subsidiaries and/or operations.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2015

(Unaudited)

Note 5. Business Segment Information

The Group is primarily in the finance and supply chain business, which includes marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities.

In reporting to management, the Group's operating results are categorized into the following operating segments: finance and supply chain and all other segments.

Previously, the Group presented its finance and supply chain business into two reportable segments, global supply chain and trade finance and services. However, as the Group has advanced its long-term strategy, the divide between these two segments has become less clear while the revenue and cost synergies have become more apparent. Therefore, as a result of the integrated nature of these operations, the Group has combined these two former segments into finance and supply chain.

Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the products and services; (ii) the methods of distribution, and (iii) the types or classes of customers/clients for the products and services.

The Group provides supply chain services, logistics and other trade and structured finance services to producers and consumers of the Group’s products. These activities provide cost effective and efficient transportation, as well as payment terms accommodating working capital requirements for the Group’s customers and partners. The Group’s operations often utilize strategies and structures to facilitate the working capital needs of the Group’s clients. The Group supplies various products, including metals, ceramics, minerals, electricity/power, various steel products and ferro-alloys, chemicals and wood products. The Group also seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relative short time period. The trade finance and services business also provides supply chain structured solutions.

The all other segment includes the Group's corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group's (a) reported revenue, (b) net income or (c) total assets. The Group's all other operating segment primarily includes our corporate and other investments and business interests, including our medical supplies and servicing business.

The accounting policies of the Group's operating segments are the same as those described in the summary of significant accounting policies. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group's reporting units. The segment information presented below is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting units; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment's assets and liabilities; and (e) deferred income tax assets and liabilities are not allocated.

As the Group has combined the two previously reportable segments of global supply chain and trade finance and services into finance and supply chain segment, the corresponding information for the earlier periods have been restated. All data and discussions in this Note 5 cover the Group's continuing operations only and do not include discontinued operations.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(Unaudited)

Note 5. Business Segment Information (continued)

Products and Services

The Group's gross revenues comprised the following for the nine months ended September 30, 2015 and 2014, respectively:

	2015	2014
Finance and supply chain products and services	$984,556	$879,449
Gain on securities, net	‑	4,621
Interest income	2,066	3,159
Dividends	‑	7
Other	25,870	27,143
Gross revenues	$1,012,492	$914,379

The Group's revenues for the nine months ended September 30, 2015 include the revenues of the Group's acquisitions in the second quarter of 2014 under the finance supply chain segment. The Group's revenues for the nine months ended September 30, 2014 did not include the revenues of the Group's acquisitions in the second quarter of 2014 for the three months ended March 31, 2014.

The Group's gross revenues comprised the following for the three months ended September 30, 2015 and 2014, respectively:

	2015	2014
Finance and supply chain products and services	$328,351	$347,644
Gain on securities, net	‑	337
Interest income	689	144
Other	9,761	9,159
Gross revenues	$338,801	$357,284

Segment Operating Results

	Nine Months Ended September 30, 2015
	Finance and supply chain	All other	Elimination with discontinued operations		Total
Revenues from external customers	$990,562	$21,930	$	‑	$1,012,492
Intersegment sale	152	95		‑	247
Interest expense	8,841	8		‑	8,849
Income (loss) before income taxes	11,785	1,861		(1,073)	12,573

	Nine Months Ended September 30, 2014
	Finance and supply chain	All other	Elimination with discontinued operations		Total
Revenues from external customers	$892,690	$21,689	$	‑	$914,379
Intersegment sale	167	394		‑	561
Interest expense	8,390	37		‑	8,427
Income (loss) before income taxes	13,896	(8,176)		(1,824)	3,896

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(Unaudited)

Note 5. Business Segment Information (continued)

	Three Months Ended September 30, 2015
	Finance and supply chain	All other	Elimination with discontinued operations		Total
Revenues from external customers	$330,432	$8,369	$	‑	$338,801
Intersegment sale	51	41		‑	92
Interest expense	2,813	‑		‑	2,813
Income (loss) before income taxes	(2,096)	2,516		(316)	104

	Three Months Ended September 30, 2014
	Finance and supply chain	All other	Elimination with discontinued operations		Total
Revenues from external customers	$349,387	$7,897	$	‑	$357,284
Intersegment sale	57	147		‑	204
Interest expense	2,984	‑		‑	2,984
Income (loss) before income taxes	1,704	(3,008)		(552)	(1,856)

Note 6. Capital Stock

Currently, MFC Industrial has three classes of capital stock: common shares (the "Common Shares"), class A common shares and Class A Preference shares. As at September 30, 2015, there are 63,142,272 Common Shares issued and outstanding.

All the Company's treasury stock is held by its wholly-owned subsidiaries.

Note 7. Condensed Consolidated Statements of Operations

Revenues

For the Nine Months Ended September 30:	2015	2014

Gross revenues as reported	$1,012,492	$914,379

For the components of the Group's gross revenues, please see Note 5.

The Group's net gain on securities comprised:

For the Nine Months Ended September 30:	2015		2014

Trading securities	$	‑	$338
Subsidiary		‑	4,426
Holding loss on advance sales of securities		‑	(143)
Net gain on securities	$	‑	$4,621

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(Unaudited)

Note 7. Condensed Consolidated Statements of Operations (continued)

Expenses

The Group's costs of sales and services comprised:

For the Nine Months Ended September 30:	2015	2014

Supply chain products and services	$930,584	$833,998
Loss on trading securities	108	‑
Credit losses on loans and receivables	137	2,973
Gain on derivative instruments, net	(542)	(3,649)
Market value decrease on commodity inventories	871	2,334
Other	7,013	8,729
Total costs of sales and services	$938,171	$844,385

The costs of sales and services for the nine months ended September 30, 2015 included a non-cash gain of $948 from the release of certain decommissioning obligations and a reduction of $2,127 of liabilities related to an arbitration settlement.

The selling, general and administrative expenses for the nine months ended September 30, 2015 included $3,028 on a settlement of adjustment amounts relating to an acquisition consummated in April 2014.

Note 8. Earnings per Share

Earnings per share data for the nine months and three months ended September 30 from operations is summarized as follows:

For the Nine Months Ended September 30:	2015	2014

Basic earnings (loss) from continuing operations available to holders of common shares	$9,219	$(796)
Effect of dilutive securities:	‑	‑
Diluted earnings (loss) from continuing operations	$9,219	$(796)

	Number of Shares
	2015	2014
Weighted average number of common shares outstanding — basic	63,142,272	62,865,738
Effect of dilutive securities:
Options	‑	‑
Contingently issuable shares	50,000	-
Weighted average number of common shares outstanding — diluted	63,192,272	62,865,738

For the Three Months Ended September 30:	2015	2014

Basic earnings (loss) from continuing operations available to holders of common shares	$139	$(4,475)
Effect of dilutive securities:	‑	‑
Diluted earnings (loss) from continuing operations	$139	$(4,475)

	Number of Shares
	2015	2014
Weighted average number of common shares outstanding — basic	63,142,272	63,092,272
Effect of dilutive securities:
Options	‑	‑
Contingently issuable shares	50,000	‑
Weighted average number of common shares outstanding — diluted	63,192,272	63,092,272

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(Unaudited)

Note 9. Dividends paid

The Company will not pay cash dividend in 2015. The last and final 2014 quarterly dividends of $3,786 in aggregate were paid on January 5, 2015 to shareholders of record on December 29, 2014.

Note 10. Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the Board of Directors, corporate charter and/or bylaws. The related parties also include MFC Industrial's directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any person and entity which have significant influence over MFC Industrial. These related party transactions are conducted in arm's length transactions at normal market prices and on normal commercial terms. In addition to transactions disclosed elsewhere in these condensed consolidated financial statements, the Group had the following transactions with the related parties during the nine months ended September 30, 2015:

Sales of goods	$2,658

As at September 30, 2015, the Group had trade receivables of $1,937 due from related parties arising in the normal course of business.

During the nine months ended September 30, 2015, the Company issued 50,000 common shares of the Company to its President/Chief Executive Officer as the 2014 annual net income milestone of a subsidiary was achieved. In 2014, the Company entered into a share purchase agreement with the holder of the puttable instrument financial liabilities (who is the current President/Chief Executive Officer of the Company) whereby the Company acquired his 40% equity shares in the then 60%-owned subsidiary. The purchase price, among other, included a contingent purchase price whereby 50,000 of our common shares would be issued to the put holder for each year from 2014 to 2024 if the subsidiary achieves an annual net income milestone as computed under IFRS for the year.

Note 11. Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation

The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material as at September 30, 2015.

Guarantees

Guarantees are treated as contingent liabilities unless it becomes probable that the Group will be required to make payment under the guarantee.

As at September 30, 2015, the Group had issued guarantees up to a maximum of $96,638 to its trade and financing partners in the normal course of its supply chain activities, being the total potential principal amount that may be guaranteed thereunder, of which $83,867 were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Inventories

As at September 30, 2015, inventories aggregating $122,632 had been hedged or contracted at fixed prices, of which $15,956 and $106,676, respectively, were financed by suppliers and short-term bank borrowings.

Note 12. Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on November 15, 2015.

NEWS RELEASE
Corporate MFC Industrial Ltd Rene Randall 1 (604) 683 8286 ex 2 rrandall@bmgmt.com	Investors DresnerAllenCaron Inc. Joe Allen 1 (212) 691 8087 jallen@desnerallencaron.com

MFC INDUSTRIAL REPORTS RESULTS FOR THE FIRST NINE MONTHS OF 2015 - BUILDING A FOUNDATION TO BECOME A PREMIER TRADE AND STRUCTURED FINANCE COMPANY -

NEW YORK, November 16, 2015 -- MFC Industrial Ltd. ("MFC", the "Company", "we" or "us") (NYSE: MIL) announces its results for the three and nine months ended September 30, 2015. The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). (All references to dollar amounts are in United States dollars unless otherwise stated.)

NINE MONTH RESULTS

The results of discontinued operations have been re-presented for prior periods. Please see Note 4 to our unaudited consolidated financial statements for the three and nine months ended September 30, 2015 for further information.

Our gross revenues from continuing operations for the first nine months of 2015 increased by 10.7% to $1,012.5 million from $914.4 million in the same period of 2014, primarily as a result of the consolidation of acquisitions in the second quarter of 2014, partially offset by the exiting of certain product lines and the negative impact of the higher United States dollar against the Euro.

Our revenues from continuing operations, by product and geography for each of the nine months ended September 30, 2015 and 2014 are broken out in the tables below:

REVENUES BY PRODUCT	September 30, 2015	September 30, 2014
Wood products	23%	30%
Steel products	18%	17%
Minerals, chemicals and alloys	42%	37%
Metals	14%	10%
Other	3%	6%

1

GROSS REVENUES BY GEOGRAPHY	September 30, 2015	September 30, 2014
EU (excluding Germany)	35%	26%
Germany	30%	41%
Americas	19%	21%
Asia	11%	6%
Europe, non-EU	4%	4%
Africa	1%	2%

Our costs of sales and services from continuing operations increased to $938.2 million during the nine months ended September 30, 2015 from $844.4 million for the same period of 2014 and gross margin from continuing operations declined to 7.3%, compared to 7.7% in the same period of 2014. This was a result of the consolidation of acquisitions in the second quarter of 2014 with margin profiles below our corporate average and was partially offset by the exiting of certain product lines and the favourable impact of the higher United States dollar against the Euro.

Selling, general and administrative expenses ("SG&A") from continuing operations decreased to $50.0 million for the nine months ended September 30, 2015 from $53.5 million for the same period in 2014, primarily due to the stronger United States dollar versus the Euro and the Canadian dollar and the benefits of certain restructuring efforts and an arbitration settlement, partially offset by investments into new markets, geographies and professional fees. The majority of our SG&A are incurred in Euros and Canadian dollars and a weakening of these currencies results in a decline when reported in United States dollars. As a percentage of gross revenues, SG&A expenses were 4.9% in the first nine months of 2015, compared to 5.9% in the same period of 2014.

Our net income from continuing operations attributable to our shareholders increased in the first nine months of 2015 to $9.2 million from a net loss of $0.8 million in the same period of 2014.
Our net loss from discontinued operations for the first nine months of 2015, which included a non-cash impairment, before income taxes, of $290.6 million, or $4.60 per share, was $289.3 million.  Including such discontinued operations and non-cash impairments, for the first nine months of 2015, our net loss attributable to shareholders was $280.1 million, compared to net income attributable to shareholders of $19.3 million for the same period of 2014.
For the first nine months of 2015, our Operating EBITDA from continuing operations was $27.7 million, compared to $16.1 million for the same period of 2014.

Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA from continuing operations is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA from continuing operations as a measure of the Company's operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.

The following table reconciles our net income from continuing operations to Operating EBITDA from continuing operations for each of the nine months ended September 30, 2015 and 2014:

2

OPERATING EBITDA from continuing operations (US$ in thousands)	September 30, 2015	September 30, 2014
Net Income from continuing operations (1)	10,155	168
Income Taxes	2,418	3,728
Finance Costs	11,716	8,962
Depreciation, Depletion and Amortization	3,378	3,239
Operating EBITDA from continuing operations(2)	27,667	16,097

Notes:	(1) Includes net income attributable to non-controlling interests.
(2) There were no impairments from continuing operations in the first nine months of 2015 and 2014.

Adjusting our assets and operations to reflect our future, not our past.
In the third quarter of 2015, we determined to pursue the sale of our resource assets, comprised of our hydrocarbon properties and iron ore interests. We do not consider such assets to be a strategic fit with our core long-term strategy. We have instituted an active program to identify potential buyers and we currently expect to rationalize the assets within 12 months. As a result, these assets have been recorded as held for sale as of September 30, 2015 and the operations and cash flows related to these assets are accounted for as discontinued operations for the three and nine months ended September 30, 2015.

Our strategic priorities have shifted and the method of our anticipated participation in these projects has changed, so now is the time for prudence as we focus on our future as a regulated institution with an emphasis on trade and structured finance and banking.

We measured the recoverable amounts of these assets in accordance with IFRS and recognized non-cash impairment losses on our hydrocarbon and iron ore interests, before income taxes, of $107.2 million and $183.4 million, respectively, for the three and nine months ended September 30, 2015.

The following table breaks out the carrying amounts of our discontinued operations, as of June 30, 2015 and September 30, 2015:

INTEREST (US$ in thousands)	NET CARRYING VALUE June 30, 2015	NET CARRYING VALUE September 30, 2015
Hydrocarbons	182,002	45,974
Iron ore	141,254	Nil
Total	323,256	45,974

Our discontinued operations include the following assets:

Iron Ore Interests

We are the lessor under a mining sub-lease of the land upon which the Wabush Iron Ore Mine in Labrador, Canada, is located. The mine had operated since 1966.

3

Upon termination of the lease, we intend to re-take the mine and exercise our contractual rights. Our rights may be delayed due to the operator filing for relief for all of their Canadian mines under the Companies' Creditors Arrangement Act.

Iron ore prices have declined globally and the short-term outlook is not favorable. But, most importantly, we do not have any debt on this property. While we believe that the mine presents an interesting long-term opportunity, now is the time for conservatism and prudence while we focus on our other efforts. As such, we have initiated a rationalization process and, therefore, have reclassified the mine and our interest in another iron ore property as discontinued operations. We will be responsible stewards of our capital.

Hydrocarbon Interests

We have participated in the energy sector through the development, production and processing of natural gas and natural gas liquids in Alberta, Canada.

In late March 2015, we announced a plan to rationalize our energy assets, return certain net proceeds to shareholders and redeploy certain net proceeds in our trade finance business. We initially stated that this plan would take 18 months, and now that six months have passed, we meet the requirements to classify these operations as discontinued operations.

Any potential future distributions related to the rationalization of our hydrocarbon assets will depend on the timing of, and amounts received in connection with, the rationalization of such assets and there can be no assurances as to the timing and amount of such distributions. Given the current state of the resource markets and long-term natural gas pricing, which are reflected in the impairment we recognized in the third quarter of 2015 on these assets, we do not currently anticipate a return of capital. However, this process is ongoing and we will continue to evaluate all options.

LIQUIDITY

Cash and cash equivalents were $298.6 million on September 30, 2015, compared to $297.3 million as of December 31, 2014.

On September 30, 2015, our trade receivables were $120.4 million, compared to $161.7 million as of December 31, 2014.

More than 60%, or $122.6 million, of our inventories are either contracted at fixed prices or hedged, while the remainder, being $84.1 million, is comprised of other inventories, which include the raw materials, work in progress and finished goods at our captive supply facilities and, to a much lesser extent, strategic inventories such as consignment positions and goods in transit.

As of September 30, 2015, all of our resource properties have been classified and reported on our balance sheet as assets held for sale and were $210.5 million on September 30, 2015, compared to $131.1 million on December 31, 2014. This increase was a result of additional assets being classified as held for sale, partially offset by the impact of the United States dollar against the Canadian dollar. Liabilities relating to assets held for sale (decommissioning obligations and certain debt obligations and liabilities) were $164.5 million on September 30, 2015, compared to $15.3 million as at December 31, 2014.

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Our short-term bank borrowings increased to $206.6 million on September 30, 2015 from $161.3 million on December 31, 2014. Total long-term debt decreased to $202.6 million on September 30, 2015 from $313.1 million on December 31, 2014, primarily as a result of repayments, reclassification of certain debt obligations which are part of discontinued operations and the impact of the higher United States dollar against the Euro.

The following table highlights selected key numbers and ratios as of September 30, 2015 and December 31, 2014:

FINANCIAL POSITION (US$ in thousands, except per share amounts and ratios)	September 30, 2015	December 31, 2014
Cash and cash equivalents	298,559	297,294
Securities	90	250
Trade receivables	120,423	161,674
Inventories – contracted at fixed prices or hedged	122,632	109,824
Inventories – other (1)	84,103	102,753
Current assets	870,347	864,804
Current liabilities	486,020	379,944
Working capital	384,327	484,860
Current ratio (2)	1.79	2.28
Total assets	1,022,326	1,458,684
Total liabilities	669,882	787,248
Shareholders' equity	351,306	670,388
Equity per common share	5.56	10.63

Notes:	(1) Inventories – other include the raw materials, work in progress and finished goods at our captive supply facilities and, to a much lesser extent, strategic inventories such as consignment positions and goods in transit.
(2) The current ratio is calculated as current assets divided by current liabilities.

Credit lines and facilities with banks

We maintain various kinds of credit lines and facilities with banks. Most of these facilities are short-term and are used for our day-to-day business and trade financing activities in our supply chain business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at September 30, 2015, we had credit facilities aggregating approximately $652.7 million (being approximately the same on a constant currency basis since December 31, 2014). These credit facilities are comprised of: (1) unsecured revolving credit facilities aggregating $341.3 million from banks; (2) revolving credit facilities aggregating $68.5 million from banks for structured solutions; (3) a non-recourse factoring arrangement with a bank for up to a credit limit of $184.7 million for our supply chain business; and (4) foreign exchange credit facilities of $58.2 million with banks. These facilities are either renewable on a yearly basis or usable until further notice.

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In addition, we have margin lines with availability at multiple brokers, which in the past have enabled us to hedge over $100 million notional value of industrial products.

IMPROVING OUR REPORTING

We have changed our segment reporting to more accurately reflect how we view our businesses. Previously, we presented our finance and supply chain business as two reportable segments, Global

Supply Chain and Trade Finance and Services. However, as we have advanced our long-term strategy, the divide between these two segments has become less clear while the revenue and cost synergies have become more apparent. Therefore, as a result of the integrated nature of these operations, we have combined these two former segments into "Finance and Supply Chain".

Going forward, we will present two operating segments: (i) Finance and Supply Chain, which includes our marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business.

STRATEGIC FOCUS – TRADE AND STRUCTURED FINANCE AND BANKING

In 1997, MFC, at the time named MFC Bancorp Ltd., acquired a Geneva, Switzerland-based fully licensed bank. After the acquisition of this bank, which was renamed MFC Merchant Bank SA, MFC operated under the rules and regulations of the Swiss Federal Banking Commission.

MFC provided merchant banking services for clients comprised of corporate finance and the implementation of finance solutions and also engaged in proprietary investing for its own account. As part of these finance solutions, MFC offered certain trade finance products and structures to meet its clients' requirements.

With the 2004 acquisition of KHD Humboldt Wedag AG ("KHD"), the industrial businesses of MFC grew to a size that dwarfed its banking activities and we decided to streamline our global operations. We therefore made the strategic decision to focus on the KHD business of design, engineering and construction of industrial plants worldwide. As there was no continuing benefit to the business of owning a bank, we voluntarily returned our banking license to the full satisfaction of the Swiss regulators.

Almost ten years later, we believe an in-house bank will enable us to expand the supply chain and structured finance solutions we currently offer to customers and suppliers with complementary product offerings, such as factoring, inventory financing, forfaiting, marketing and other types of risk management and financing solutions.

Therefore, we are re-entering the regulated banking business with a focus on trade and structured finance. Our priority is to harvest our supply chain relationships and cross-sell a wide range of specialized financial services, which we expect will improve our margin profile and returns on invested capital.

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Our corporate goal is to become a premier regulated trade finance institution, utilizing our supply chain platform as the foundation to offer banking, trade and structured finance and other complementary services.

To date, we have made some important progress by:

1.	Entering into an agreement to acquire a Western European bank.

In June 2015, we announced that we had entered into an agreement to acquire a Western European bank, subject to customary closing conditions, including the receipt of requisite national and European Central Bank regulatory approvals.

Upon the addition of a front-room regulated bank, we will be able to offer our customers and suppliers a wider range of financial solutions. The back office of the bank will be primarily outsourced.

We currently expect regulatory approvals before the end of 2015.

2.	Aligning our board of directors to our new strategic focus.

In October 2015, Friedrich Hondl joined our Board of Directors. Mr. Hondl is an experienced European banking executive and former member of the Supervisory Board of Oesterreichische Kontrollbank AG, the Austrian Export Credit Agency. From 2013 to 2015, Mr. Hondl was the head of Erste Group Bank AG's Large Corporates International Division and, from 2009 to 2012, he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG. He has also served as Chairman of the Supervisory Board of Intermarket Bank AG since 2014.

We are in the process of evaluating additional candidates with relevant experience to support our corporate vision.

3.	Hiring additional professionals for our structured finance and supply chain solutions business.

For more than ten years, our structured finance team, based in Vienna, Austria, has been an important driver of our business and profitability. The successful expansion of this department is the cornerstone for our strategic decision to focus on trade and structured finance and banking, leveraging our supply chain relationships with customers and suppliers.

We are continuing to seek and employ qualified professionals for our structured finance team to foster additional growth in this department. To date, we have hired additional team members and continue to evaluate several candidates who will help support our vision in multiple jurisdictions.

4.	Continuing the reduction of our trade receivables for capital reallocation.

Over the last six quarters, we have reduced our trade receivables by more than 40% through improved collections and better utilization of our non-recourse factoring lines. While we are encouraged by these results, we are not satisfied and have identified additional areas of improvement, which we will implement before the end of the year.

We plan to reduce our trade receivables below $100.0 million before the end of December 2015.

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TRADE RECEIVABLES (US$ in thousands)
June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
207,607	175,229	161,674	137,615	130,975	120,423	100,000(1)

            Note:  (1) Target levels.

5.	Initiating a process to reduce our inventories for capital reallocation.

We have initiated a process to reduce our inventories, with a focus on exiting marginally profitable product lines, increasing the turnover of our existing inventory and consolidating inventory positions that are in multiple warehouses.

As a result of this process, we plan to reduce our inventory levels to below $175.0 million before the end of December 2015, with further improvements anticipated in the first quarter of 2016.

 More than 60% of our inventories are contracted at fixed prices or hedged, while the remainder is comprised of the raw materials, work in progress and finished goods at our captive supply facilities and, to a much lesser extent, strategic inventories such as consignment positions and goods in transit.

INVENTORIES (US$ in thousands)	June 30, 2014	September 30, 2014	December 31, 2014	March 30, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Contracted at fixed price or hedged	N/A	N/A	109,824	97,415	115,506	122,632
Other	N/A	N/A	102,753	96,790	78,497	84,103
Total	205,654	185,863	212,577	194,205	194,003	206,735	175,000 (1)

Note: (1) Target levels.

President and Chief Executive Officer Gerardo Cortina commented, “MFC entered the supply chain business in 2010 and implemented a long-term growth strategy to achieve critical mass by expanding geographic reach and diversifying into new product lines. Through organic growth and complementary acquisitions, we entered new markets in North, Central and South America, Europe and Asia and increased our product offerings to include natural gas, minerals, metals, ferro-alloys, steel, wood products and others.

“As a result of this strategy, we reported revenues of $1.4 billion in 2014, a four-year compound annual growth rate of almost 30%. But this revenue growth did not translate into increased profitability and, as a result, we did not generate an adequate return on our invested capital.

“Declining global commodity markets, weak pricing and increased competition attributed to some of this poor performance, but we experienced some unsystematic challenges as well, such as the idling and subsequent closure of our royalty asset, which had been one of the foundations of our earnings for many years.

“These results have been unacceptable, no matter the reasons. And it is now time for change."

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Mr. Cortina added, “On November 13, 2015, our shares closed at $2.59, down more than 60% since the beginning of the year. Not only have the industries in which we participate underperformed, but our shares have underperformed these industries.
"While our focus is on long-term value creation, we are disappointed with this recent performance on both a comparative and absolute basis.
"To put this in another perspective, at current prices, our shares trade at approximately 0.47x book value, which mainly consists of working capital. Excluding our assets held for sale, our shares trade at 0.54x book value."
AS OF SEPTEMBER 30, 2015 (US$ in thousands, except per share amounts and ratios)
	Shareholders' Equity	Equity per Share	Share Price (November 13, 2015)	Price / Equity
Cash and cash equivalents	298,559	4.72
Other working capital(1)	39,794	0.63
Long-term debt, less current portion	(169,161)	(2.68)
Other long-term assets	151,979	2.41
Other long-term liabilities(2) and non-controlling interests	(15,839)	(0.25)
	305,332	4.83	2.59	0.54
Assets held for sale, net of liabilities(3)	45,974	0.73
Net book value	351,306	5.56	2.59	0.47

Notes:	(1) Working capital, less cash and cash equivalents and assets held for sale (net of liabilities).
(2)  Total long-term liabilities, less long-term debt (less current portion).
(3)  Assets held for sale, less liabilities related to assets held for sale.

Mr. Cortina continued, "Ultimately, we strive to remove the discount to book value from the market value of our shares.
“Going forward, our goal is to become a premier regulated trade finance institution. With the acquisition of a Western European bank, we will be able to offer our customers and suppliers a wider range of structured finance solutions, including factoring, inventory financing, forfaiting, marketing and other types of risk management and financing solutions.
“There are significant opportunities to offer structured and trade finance and banking solutions in the markets we serve and many of our current customers and suppliers do not have adequate financing alternatives and could benefit from our services.
“Our vertically integrated supply chain platform gives us insight into the financing requirements of our business partners and the ability to offer a full portfolio of trade and structured finance and banking products will us to capitalize on opportunities across the value chain.
“Over the next twelve months, we anticipate that we will make both qualitative and quantitative progress towards our goals.
“Our goal is to achieve at least a 15% return on equity.

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“Today, not tomorrow, is the time for significant change. We have the assets. We have the people. We have the resources.

"We adhere to prudent and disciplined policies and practices to provide certainty for our banking partners, shareholders, customers and suppliers and we will continue to work diligently to execute our vision."
Shareholders are encouraged to read our entire unaudited financial statements and management’s discussion and analysis for the three and nine months ended September 30, 2015, filed with the U.S. Securities and Exchange Commission on Form 6-K and Canadian securities regulators today, for a greater understanding of the Company.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review MFC’s announcement and results. This call will be broadcast live over the Internet at www.mfcindustrial.com.  An online archive will be available immediately following the call and will continue for seven days. You may also listen to the audio replay by phone by dialing: 1 (877) 344 7529, using conference number 10075138 (international callers dial: 1 (412) 317 0088).

About MFC Industrial Ltd.

MFC is a vertically integrated trade and structured finance and global supply chain company, which is an end-to-end solutions provider for industrial companies around the world.  MFC is focused on providing supply chain services and customized structured financial solutions to industrial customers and suppliers. We do business internationally in multiple geographic areas and specialize in a wide range of industrial products that include alloys, metals, minerals, chemicals and wood products.

Disclaimer for Forward-Looking Information
This document contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including, without limitation, statements regarding our planned acquisition of a bank, future business prospects, estimated capital expenditures, the anticipated benefits of new projects, our plan to rationalize certain hydrocarbon properties and iron ore interests, our strategy to reduce inventories and trade receivables and any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects",  "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things:(i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests, including the operator's decisions with respect to termination of the Mine sub-lease; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) our ability to execute, and the timing and amounts received as a result of, our plan to rationalize certain hydrocarbon properties and iron ore interests;  (xii) our ability to satisfy conditions to the closing of the bank acquisition our ability to integrate and realize the benefits of such acquisition; (xii) operating hazards; and (xvi) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and our Management's Discussion and Analysis for the three and nine months ended September 30, 2015, filed with the Canadian securities regulators.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Gerardo Cortina
Gerardo Cortina
President and
Chief Executive Officer

Date: November 16, 2015